Exhibit 99.3

Consolidated financial highlights

Consolidated	Three months ended December 31,			Year ended December 31,
($ 000s except per unit data)
	2009	2008	% Change	2009	2008	% Change

Revenue (net of royalties and financial derivative instruments) from continuing operations	$469,359	$1,019,320	(54)	$1,711,483	$3,239,163	(47)

Funds flow from Provident Upstream operations (1)	$20,882	$47,187	(56)	$102,156	$338,640	(70)
Funds flow from Provident Midstream operations (1)	55,458	34,592	60	161,850	178,982	(10)
Funds flow from continuing operations (1)	$76,340	$81,779	(7)	$264,006	$517,622	(49)
Per weighted average unit – basic and diluted	$0.29	$0.32	(9)	$1.01	$2.03	(50)
Distributions to unitholders	$47,456	$77,324	(39)	$196,217	$352,291	(44)
Per unit	$0.18	$0.30	(40)	$0.75	$1.38	(46)
Percent of funds flow from continuing operations paid out as declared distributions	62%	95%	(35)	74%	68%	9
Net (loss) income	$(20,338)	$(43,248)	(53)	$(89,020)	$157,392	-
Per weighted average unit – basic and diluted	$(0.08)	$(0.17)	(53)	$(0.34)	$0.62	-
Capital expenditures (continuing operations)	$18,694	$54,903	(66)	$127,369	$246,947	(48)
Acquisitions (continuing operations)	$56	$4,632		$18,833	$25,843
Proceeds on sale of assets (continuing operations) (2)	$84,097	$38		$322,720	$1,662
Proceeds on sale of discontinued operations, net of tax	$-	$19,044		$-	$457,906
Weighted average trust units outstanding (000s)
- basic and diluted (3)	263,482	257,526	2	261,540	255,177	2

Consolidated
	As at December 31,
($ 000s)	2009	2008	% Change
Capitalization
Long-term debt (including current portion)	$505,262	$765,679	(34)
Unitholders’ equity	$1,381,399	$1,636,347	(16)
(1) Represents cash flow from continuing operations before changes in working capital and site restoration expenditures. Effective in the first quarter of 2008, Provident's USOGP business was accounted for as discontinued operations.

(2) Proceeds on sale of assets in 2009 include cash proceeds as well as $17.0 million of shares in Emerge Oil & Gas Inc. received on sale of Lloydminster properties.
(3) Includes dilutive impact of unit options and convertible debentures.

Provident Energy 2009 Annual and Fourth Quarter Results

Operational highlights

	Three months ended December 31,			Year ended December 31,
	2009	2008	% Change	2009	2008	% Change
Oil and Gas Production - continuing operations
Daily production - Provident Upstream
Crude oil (bpd)	5,533	12,307	(55)	8,875	12,473	(29)
Natural gas liquids (bpd)	1,072	1,134	(5)	1,121	1,203	(7)
Natural gas (mcfd)	60,992	80,450	(24)	69,575	84,039	(17)
Provident Upstream oil equivalent (boed) (1)	16,770	26,849	(38)	21,592	27,683	(22)

Average realized price from continuing operations (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$66.03	$47.33	40	$54.15	$82.79	(35)
Natural gas liquids ($/bbl)	$59.25	$47.64	24	$44.40	$76.88	(42)
Natural gas ($/mcf)	$4.36	$6.63	(34)	$3.86	$8.23	(53)
Oil equivalent ($/boe) (1)	$41.42	$43.58	(5)	$37.00	$65.64	(44)
Field netback from continuing operations (3) (before realized financial derivative instruments) ($/boe)	$18.83	$21.21	(11)	$16.57	$39.85	(58)
Field netback from continuing operations (3) (including realized financial derivative instruments) ($/boe)	$19.70	$24.54	(20)	$18.65	$38.75	(52)
Midstream
Provident Midstream NGL sales volumes (bpd)	111,912	120,222	(7)	113,528	119,649	(5)
Adjusted EBITDA (000s) (2)	$60,855	$37,666	62	$182,317	$212,761	(14)
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) Adjusted EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items - see "Reconciliation of non-GAAP measures".
(3) Field netback from continuing operations is a non-GAAP measure - see "Provident Upstream segment review - operating netback".

Provident Energy 2009 Annual and Fourth Quarter Results

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2009 compared to the quarter and year ended December 31, 2008 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 11, 2010.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“Provident Upstream”), and Provident Midstream.  Provident’s Upstream business produces crude oil and natural gas from four operating areas in the western Canadian sedimentary basin.  During 2009, Provident completed the sale of Upstream properties in Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster.  Subsequent to December 31, 2009, Provident sold the Upstream properties in the West Central Alberta operating area, reducing Provident’s Upstream activities to three operating areas, and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business was accounted for as discontinued operations. The USOGP business was sold in 2008.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the Upstream business unit and the Midstream business unit.  The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements.  See “Forward-looking information” at the end of the analysis for further discussion.

The analysis refers to certain financial and operational measures that are determined to not be in accordance with generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from continuing operations, adjusted EBITDA and operating netbacks.

Management uses funds flow from continuing operations to analyze operating performance.  Funds flow from continuing operations is reviewed, along with debt repayments and capital programs in setting monthly distributions.  Funds flow from continuing operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from continuing operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital, site restoration expenditures and cash provided by operating activities from discontinued operations. See “reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of each business unit. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”). See “reconciliation of non-GAAP measures”.

Field operating netback as presented does not have a standardized meaning prescribed by Canadian GAAP and may not be comparable with calculations of similar measures of other entities. See “Provident Upstream segment review- operating netback”.

Provident Energy 2009 Annual and Fourth Quarter Results

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter of 2009 results compared to the fourth quarter of 2008.   Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management’s Discussion and Analysis following later in this press release.

Funds flow from continuing operations and cash distributions

	Three months ended December 31,
($ 000s, except per unit data)	2009	2008	% Change
Funds flow from continuing operations and Distributions
Funds flow from continuing operations	$76,340	$81,779	(7)
Per weighted average unit from continuing operations
- basic and diluted (1)	$0.29	$0.32	(9)
Declared distributions	$47,456	$77,324	(39)
Per unit	$0.18	$0.30	(40)
Percent of funds flow from continuing operations paid out as declared distributions	62%	95%	(35)
(1) Includes dilutive impact of unit options and convertible debentures.

Fourth quarter 2009 funds flow from continuing operations was $76.3 million, seven percent below the $81.8 million recorded in the fourth quarter of 2008.  Provident Upstream’s 2009 fourth quarter funds flow from operations was $20.9 million, a 56 percent decrease from the $47.2 million recorded in the comparable 2008 quarter.  The lower Upstream funds flow reflects strategic divestments in the Upstream business unit that closed in the third and fourth quarters of 2009.

The Provident Midstream business unit added $55.4 million to fourth quarter 2009 funds flow from operations, 60 percent above the $34.6 million recorded in the comparable 2008 quarter.  The Midstream business unit performance reflects higher operating margins in the fourth quarter of 2009.  The fourth quarter of 2009 Provident Midstream margins benefitted from a stronger pricing environment than in the fourth quarter of 2008.

Declared distributions in the fourth quarter of 2009 totaled $47.5 million, 62 percent of funds flow from continuing operations. This compares to $77.3 million of declared distributions in fourth quarter of 2008, 95 percent of funds flow from continuing operations.

Net loss

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2009	2008	% Change

Net loss	$(20,338)	$(43,248)	(53)
Per weighted average unit
– basic (1) and diluted (2)	$(0.08)	$(0.17)	(53)
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

In the fourth quarter of 2009, Provident recorded a net loss of $20.3 million compared to a loss of $43.2 million in the comparable 2008 quarter.

The Provident Upstream business segment net loss of $20.6 million, in the fourth quarter of 2009 compared to a 2008 fourth quarter net loss of $421.5 million.  The majority of the 2008 fourth quarter net loss was due to a non-cash goodwill impairment charge of $416.9 million.  The largest contributors to the remaining quarter over quarter change were a $29.3 million decrease in adjusted EBITDA and a $28.4 million reduction in unrealized gain on

Provident Energy 2009 Annual and Fourth Quarter Results

financial derivative instruments offset by lower DD&A and increased future income tax recoveries.

The Provident Midstream segment had a net income of $0.3 million in the fourth quarter of 2009, compared to $359.2 million in the fourth quarter of 2008.  Improved adjusted EBITDA of $60.9 million in the fourth quarter of 2009 compared to $37.7 million in the fourth quarter of 2008 and a $64.8 million reduction in future tax expense were more than offset by a $415.7 million change in unrealized gains (losses) on financial derivative instruments from a gain in the fourth quarter of 2008 of $377.7 million to a loss in the fourth quarter of 2009 of $38.0 million.  In addition, a $12.4 million intangible asset impairment charge was recorded in DD&A in the fourth quarter of 2009.

Provident’s net income figures are affected by the requirement to “mark-to-market” all financial derivative instruments at the end of the period and report these unrealized gains or losses as part of current period net income.  Because Provident’s commodity price risk management program currently extends over three years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) within its segment disclosure. Adjusted EBITDA is a non-GAAP measure.  A reconciliation between adjusted EBITDA and loss from continuing operations before taxes follows:

	Three months ended December 31,
($ 000s)	2009	2008	% Change

Loss from continuing operations before taxes	$(46,013)	$(13,880)	232
Adjusted for:
Cash interest	5,613	9,998	(44)
Unrealized loss (gain) on financial derivative instruments	40,080	(404,023)	-
Goodwill impairment	-	416,890	-
Depletion, depreciation and accretion and other non-cash expenses	81,591	78,438	4
Adjusted EBITDA	$81,271	$87,423	(7)

The following table reconciles funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from continuing operations	Three months ended December 31,
($ 000s)	2009	2008	% Change

Cash provided by operating activities	$92,692	$150,032	(38)
Change in non-cash operating working capital from continuing operations	(15,697)	(70,677)	(78)
Site restoration expenditures	(655)	2,424	(127)
Funds flow from continuing operations	76,340	81,779	(7)

Taxes

	Three months ended December 31,
($ 000s)	2009	2008	% Change

Capital tax expense	$268	$485	(45)
Current tax expense (recovery)	1,198	(4,453)	-
Future income tax (recovery) expense	(27,141)	52,379	-
	$(25,675)	$48,411	-

Provident Energy 2009 Annual and Fourth Quarter Results

The current tax expense was $1.2 million in the fourth quarter of 2009 compared to a recovery in the fourth quarter of 2008 of $4.5 million.  The 2009 expense was driven by earnings in Provident’s Canadian Midstream business in excess of allowed tax pool claims.  The recoveries in 2008 were driven by lower earnings subject to tax in the US Midstream operations allowing the recovery of taxes accrued or paid in prior periods.

The 2009 fourth quarter future income tax recovery of $27.1 million compares to an expense of $52.4 million in the fourth quarter of 2008.  The future income tax recovery in the fourth quarter of 2009 was a result of losses created by interest and royalty deductions at the incorporated subsidiary level as well as the unrealized loss on financial derivative instruments. The future income tax expense in the fourth quarter of 2008 resulted primarily from future taxes calculated on the unrealized gains on financial derivative instruments while the goodwill impairment charge was not tax affected.

Interest expense

Continuing operations	Three months ended December 31,
($ 000s, except as noted)	2009	2008	% Change

Interest on bank debt	$1,567	$5,015	(69)
Interest on convertible debentures	4,046	4,983	(19)
Total cash interest	$5,613	$9,998	(44)

Weighted average interest rate on all long-term debt	3.6%	5.1%	(29)
Debenture accretion and other non-cash interest expense	1,091	1,465	(26)
Total interest expense	$6,704	$11,463	(42)

Interest expense decreased for the quarter as compared to the same quarter in 2008 due to significantly lower debt levels and lower market interest rates.  The lower debt levels reflect the strategic asset dispositions that closed in the third and fourth quarters of 2009.

Commodity price risk management program

A summary of Provident’s risk management contracts executed during the fourth quarter of 2009 is contained in the following tables.

Activity in the Fourth Quarter:

Midstream
Volume
Year	Product	(Buy)/Sell	Terms	Effective Period

2010	Crude Oil	(1,588) Bpd	US $77.75 per bbl (7)	January 1 - March 31
	Propane	1,683 Bpd	US $1.076 per gallon (4) (7)	January 1 - March 31
		1,695 Bpd	US $1.155 per gallon (4) (8)	January 1 - February 28
	Normal Butane	833 Bpd	US $1.353 per gallon (5) (7)	January 1 - March 31
	Electricity	(10) MW/hpd	Cdn $47.475 per MW/h (6)	January 1 - December 31

2011	Natural Gas	(4,152) Gjpd	Cdn $7.33 per gj	January 1 - December 31
(1) The above table represents a number of transactions entered into over the fourth quarter 2009.
(2) Natural gas contracts are settled agains AECO monthly index.
(3) Crude Oil contracts are settled against NYMEX WTI calendar average.
(4) Propane contracts are settled against Belvieu C3 TET.
(5) Normal butane contracts are settled against Belvieu NC4 NON-TET.
(6) Electricity contracts are settled against the hourly price of electricity as published by the AESO I $/MWh.
(7) Conversion of Crude Oil BTU contracts to liquids.
(8) Midstream inventory price stabilization contracts.

Provident Energy 2009 Annual and Fourth Quarter Results -  -

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the fourth quarters of 2009 and 2008 that were included in realized (loss) gain on financial derivative instruments.

	Three months ended December 31,
Realized (loss) gain on financial derivative instruments	2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$326	0.1	$6,089	0.4
Natural gas	1,017	2.1	2,130	1.9

Provident Midstream
Crude Oil	(5,630)	1.0	(4,123)	1.3
Natural gas	(21,333)	5.4	(13,046)	6.7
NGL's (includes propane, butane)	(1,729)	0.4	34,203	0.2
Foreign Exchange	1,045	-	(1,763)	-
Electricity	(188)	-	827	-

Corporate
Interest Rate (2)	(545)	-	-	-

Realized (loss) gain on financial derivative instruments	$(27,037)		$24,317	-
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on croporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

The realized loss for the fourth quarter of 2009 was $27.0 million compared to a realized gain of $24.3 million in the comparable 2008 quarter.  The realized loss in the fourth quarter of 2009 was driven by natural gas derivative purchase contracts in the midstream business settling at a contracted price higher than the current market gas prices.  The comparable 2008 realized gain was driven mostly by NGL derivative sales contracts in the midstream business settling at contracted NGL prices higher than the NGL’s market prices during the settlement period.

In addition, the Trust recorded a loss of $17 thousand (2008 - $21.6 million gain) on corporate foreign exchange contracts.  The amounts were included in foreign exchange loss (gain) and other on the consolidated statement of operations and were allocated to the reporting segments.

Provident Energy 2009 Annual and Fourth Quarter Results

Provident Upstream segment review

Upstream asset dispositions

On November 30, 2009, Provident closed the sale of its predominately heavy oil assets in the Lloydminster operating area to a private company, Emerge Oil & Gas Inc. for total consideration of $84.0 million, consisting of $67.0 million in cash and $17.0 million in equity.  Net disposition proceeds were applied to Provident’s revolving term credit facility.  Production on the date the disposition was announced was approximately 2,200 boed.

On December 23, 2009, Provident announced that it had reached an agreement with Storm Ventures International Inc. to sell the oil and natural gas assets in the West Central Alberta operating area.  Production on the date of announcement for these properties totaled approximately 5,000 boed.  The transaction closed on March 1, 2010.   Proceeds from the transaction of $177 million were applied to Provident’s revolving term credit facility.

Crude oil and natural gas liquids prices

The following prices are net of transportation expense.

Provident Upstream	Three months ended December 31,
($ per bbl)	2009	2008	% Change

Oil per barrel
WTI (US$)	$76.19	$58.73	30
Exchange rate (from US$ to Cdn$)	1.06	1.21	(12)
WTI expressed in Cdn$	$80.48	$71.21	13

Realized pricing before financial derivative instruments
Crude oil	$66.03	$47.33	40
Natural gas liquids	$59.25	$47.64	24
Crude oil and natural gas liquids	$64.93	$47.36	37

In the fourth quarter of 2009, Provident’s realized oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 37 percent to $64.93 per barrel compared to $47.36 per barrel in the fourth quarter of 2008.  The increase was related to narrower differentials and a 30 percent higher US$ WTI crude oil price partially offset by a stronger Canadian dollar.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream	Three months ended December 31,
(Cdn$ per mcf)	2009	2008	% Change

AECO monthly index	$4.23	$6.78	(38)
Corporate natural gas price per mcf before financial derivative instruments	$4.36	$6.63	(34)

Provident’s fourth quarter 2009 realized natural gas price, prior to the impact of financial derivative instruments, decreased 34 percent as compared to the fourth quarter of 2008.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.  Provident’s realized prices and changes in price can therefore differ from benchmark indices.

Provident Energy 2009 Annual and Fourth Quarter Results

Production

Provident Upstream	Three months ended December 31,
	2009	2008	% Change
Daily production
Crude oil (bpd)	5,533	12,307	(55)
Natural gas liquids (bpd)	1,072	1,134	(5)
Natural gas (mcfd)	60,992	80,450	(24)
Oil equivalent (boed) (1)	16,770	26,849	(38)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 38 percent to 16,770 boed during the fourth quarter of 2009 as compared to 26,849 boed in the comparable quarter of 2008.  The decrease reflects approximately 4,000 boed of production sold prior to the start of the fourth quarter of 2009 and the sale of approximately 2,200 boed of predominately heavy oil production that closed on November 30, 2009.  The reduced volumes in the remaining core areas were impacted by lower capital expenditures in 2009 on drilling and optimization activities as well as capital directed at longer term plays that did not result in immediate production additions.  The result was that production additions did not offset the natural production declines.

In the third quarter of 2009, Provident reported the impact a third party natural gas pipeline outage was having on the deliverability of its Northwest Alberta natural gas production.  In the fourth quarter of 2009, operational steps carried out by Provident resulted in nearly full deliverability of the natural gas.  Provident has received indication from the third party operator that repairs on this line should be completed prior to the end of the first quarter of 2010.

In Dixonville, three more crude oil wells were converted to water injectors in the fourth quarter as part of the phase one expansion, bringing the total wells converted to 21 in 2009.  Production from these wells in the fourth quarter of 2008 was approximately 500 bpd.  The approval for the phase two expansion was received in January 2010 and an application for phase three was submitted in February 2010.  Production growth in Dixonville is expected to increase as the waterflood matures with incremental production expected gradually over the next 18 months.

Production for the fourth quarter of 2009 was weighted 61 percent natural gas, and 39 percent crude oil and natural gas liquids.  This compared to fourth quarter 2008 production weighted 50 percent natural gas and 50 percent crude oil and natural gas liquids.

Provident Upstream’s production summarized by operating areas is as follows:

	Three months ended December 31,
Provident Upstream	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	4,931	6,005	(18)
Southern Alberta	4,449	4,990	(11)
Northwest Alberta	3,664	4,283	(14)
Dixonville	2,297	3,750	(39)
	15,341	19,028	(19)
Other (2)	1,429	7,821	(82)
	16,770	26,849	(38)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold on November 30, 2009.

Provident Energy 2009 Annual and Fourth Quarter Results

Revenue and royalties

Provident Upstream	Three months ended December 31,
($ 000s except per boe and mcf data)	2009	2008	% Change

Oil
Revenue	$33,613	$53,592	(37)
Realized gain on financial derivative instruments	326	6,089	(95)
Royalties	(6,808)	(9,159)	(26)
Net revenue	$27,131	$50,522	(46)
Net revenue (per barrel)	$53.30	$44.62	19
Royalties as a percentage of revenue	20.3%	17.1%

Natural gas
Revenue	$24,458	$49,088	(50)
Realized gain on financial derivative instruments	1,017	2,130	(52)
Royalties	(1,568)	(7,643)	(79)
Net revenue	$23,907	$43,575	(45)
Net revenue (per mcf)	$4.26	$5.89	(28)
Royalties as a percentage of revenue	6.4%	15.6%

Natural gas liquids
Revenue	$5,841	$4,970	18
Royalties	(1,599)	(1,299)	23
Net revenue	$4,242	$3,671	16
Net revenue (per barrel)	$43.01	$35.19	22
Royalties as a percentage of revenue	27.4%	26.1%

Total
Revenue	$63,912	$107,650	(41)
Realized gain on financial derivative instruments	1,343	8,219	(84)
Royalties	(9,975)	(18,101)	(45)
Net revenue	$55,280	$97,768	(43)
Net revenue (per boe)	$35.83	$39.58	(9)
Royalties as a percentage of revenue	15.6%	16.8%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of corporate interest rate swap gains/losses allocated to Provident Upstream.

In the fourth quarter of 2009, Provident Upstream production revenue was $63.9 million, a decrease of 41 percent from $107.7 million in 2008.  A 38 percent decrease in production and a 34 percent decrease in realized natural gas price, partially offset by a 37 percent increase in crude oil and natural gas liquids prices accounts for the change.  Royalties, which are price sensitive and affected by production rates, decreased as a percentage of revenue mainly due to significantly lower natural gas prices.  The preceding factors, as well as the $6.9 million decrease in realized gain on financial derivative instruments account for net revenue of $55.3 million in the fourth quarter of 2009, 43 percent below the $97.8 million recorded in the fourth quarter of 2008.  Net revenue per boe in the fourth quarter of 2009 was $35.83 per boe, a decrease of nine percent from $39.58 per boe in the fourth quarter of 2008.

Provident Energy 2009 Annual and Fourth Quarter Results

Production expenses

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Production expenses	$24,889	$37,159	(33)
Production expenses (per boe)	$16.13	$15.04	7

Fourth quarter 2009 production expenses decreased 33 percent to $24.9 million from $37.2 million in the comparable 2008 quarter.  The decrease was primarily due to the disposition of approximately 4,000 boed of production in the Southeast and Southwest Saskatchewan operating areas on September 30, 2009 and approximately 2,200 boed in the Lloydminster area on November 30, 2009.  On a per boe basis, quarter over quarter production expenses increased by seven percent to $16.13 per boe from $15.04 per boe in the comparable 2008 quarter.  The operating cost per boe increase in the remaining core areas recognize fixed costs being allocated over fewer produced barrels of oil equivalent.

Operating netback

Operating netback as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable with calculations of similar measures of other entities.

Provident Upstream	Three months ended December 31,
($ per boe)	2009	2008	% Change
Netback per boe
Gross production revenue	$41.42	$43.58	(5)
Royalties	(6.46)	(7.33)	(12)
Operating costs	(16.13)	(15.04)	7
Field operating netback	18.83	21.21	(11)
Realized gain on financial derivative instruments	0.87	3.33	(74)
Operating netback after realized financial derivative instruments	$19.70	$24.54	(20)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The fourth quarter 2009 field operating netback decreased 11 percent to $18.83 per boe from $21.21 per boe in the comparable quarter in 2008.  The five percent drop in gross production revenue per boe reflects both the 34 percent decrease in natural gas prices combined with Provident’s increased weighting of natural gas production to 61 percent of the production base from 50 percent in the comparable quarter in 2008.  Royalties, which are price sensitive, decreased 12 percent on a per boe basis reflecting the significantly lower natural gas prices.  The fourth quarter 2009 operating netback after financial derivative instruments decreased by 20 percent to $19.70 per boe from $24.54 per boe reflecting the preceding factors as well as the 2009 fourth quarter gain on financial derivative instruments of $0.87 per boe compared to $3.33 per boe in the comparable quarter in 2008.

General and administrative

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Cash general and administrative	$5,371	$7,472	(28)
Non-cash unit based compensation	2,774	(3,040)	-
	$8,145	$4,432	84

Cash general and administrative (per boe)	$3.48	$3.02	15

Provident Energy 2009 Annual and Fourth Quarter Results

Cash general and administrative expenses for Provident Upstream in the fourth quarter decreased 28 percent to $5.4 million from $7.5 million recorded in the 2008 comparable quarter.  On a per boe basis the cash general and administrative expenses recorded in fourth quarter 2009 increased 15 percent to $3.48 from $3.02 in the fourth quarter of 2008.  The decrease in total cash general and administrative expense reflects staff reductions and cost cutting measures implemented within the organization.  The increase in the per boe amount is attributable to the reduced production that has been impacted by the asset dispositions and production declines that reflect the reduced capital program.

The non-cash unit based compensation was an expense of $2.8 million in the fourth quarter of 2009 contrasts with a $3.0 million decrease in the expense in the fourth quarter of 2008.  The 2009 expense and the 2008 reduction were due primarily to changes in Provident Trust unit trading prices at the end of the respective periods.  In 2009, the trust unit price was on an upward trend in the fourth quarter compared to a downward trend in the comparable 2008 quarter.

Capital expenditures

Provident Upstream	Three months ended December 31,
($ 000s)	2009	2008

Capital expenditures - by category
Geological, geophysical and land	$476	$7,055
Drilling and recompletions	8,264	28,763
Facilities and equipment	4,533	10,682
Office and other	150	(4,067)
Total additions	$13,423	$42,433

Capital expenditures - by area
West central Alberta	$1,223	$3,383
Southern Alberta	1,821	6,113
Northwest Alberta	3,049	22,561
Dixonville	6,681	7,291
	$12,774	$39,348
Other (1)	649	3,085
Total additions	$13,423	$42,433

Property acquisitions	$56	$4,632
Property dispositions (2)	$84,097	$38
(1) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold on November 30, 2009.
(2) Property dispositions include cash proceeds on sale of assets as well as $17.0 million of shares in Emerge Oil & Gas Inc. received on sale of Lloydminster properties.

In the fourth quarter of 2009, Provident Upstream successfully executed its capital program by spending $12.8 million on its four operating areas.  In Dixonville, the waterflood enhanced oil recovery program is proceeding as planned with fourth quarter spending of $6.7 million on facility expansion and upgrade activities related to the conversion of the crude oil producing wells into water injectors.  In Northwest Alberta, $3.1 million was primarily spent on equipment and facility work associated with the start up of the 2009/2010 winter drilling program, directed towards the emerging Pekisko opportunity.  The $3.0 million of capital spent in the Southern and West Central Alberta included 1.3 net wells drilled and ongoing completion, tie-ins, recompletions, facility upgrades and production optimization activities.  In addition $0.6 million was spent on other non-core operating areas and corporate assets.

Provident Energy 2009 Annual and Fourth Quarter Results

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Three months ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

DD&A	$51,604	$76,527	(33)
DD&A (per boe)	$33.45	$30.98	8

DD&A charges in the fourth quarter of 2009 were down 33 percent to $51.6 million compared to $76.5 million in the fourth quarter of 2008.  The lower charges reflect a 38 percent decrease in production volumes in the fourth quarter of 2009 compared to the fourth quarter of 2008.  This was partially offset by an eight percent increase in the per boe rate of $33.45 per boe for the fourth quarter of 2009 compared to $30.98 per boe for the fourth quarter of 2008.  The per boe increase was primarily a result of 2008 and 2009 capital expenditures on longer term projects at Dixonville and the Pekisko play in Northwest Alberta.  In the short term, these expenditures add costs to the depletable base without the addition of further proved reserves.  The addition of more proved reserves associated with these projects would have a favorable impact on DD&A per boe.

Accretion expense associated with asset retirement obligations was $0.8 million in the fourth quarter of 2009 compared to $0.9 million in the fourth quarter of 2008.

Provident Energy 2009 Annual and Fourth Quarter Results

Provident Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.

The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Market environment

Performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Three months ended December 31,
	2009	2008	% Change

WTI (US$ per barrel)	$76.19	$58.73	30
Exchange rate (from US$ to Cdn$)	1.06	1.21	(12)
WTI expressed in Cdn$ per barrel	$80.48	$71.21	13

AECO monthly index (Cdn$ per gj)	$4.01	$6.43	(38)

Frac Spread Ratio (1)	20.1	11.1	81

Mont Belvieu Propane (US$ per US gallon)	$1.09	$0.80	36
Mont Belvieu Propane expressed as a percentage of WTI	60%	57%	5

Market Frac Spread in Cdn$ per barrel (2)	$37.51	$16.34	130
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

The NGL pricing environment has improved in recent months, and is significantly stronger than in the fourth quarter of 2008. The average fourth quarter 2009 WTI crude oil price of US$76.19 per barrel strengthened by approximately 12 percent relative to the third quarter of 2009.  In contrast, as a result of the weakening economy, during 2008 the WTI price fell by 50 percent to US$58.73 per barrel from the third to fourth quarter.  As oil prices are highly correlated with NGL product prices, a rapid decline in the WTI price can have significant impact on margins as NGL product inventories which are built in a stronger pricing environment are then sold into a lower priced market.  Conversely, a period of increasing WTI prices can have a positive effect on margins. Propane prices as a percentage of WTI crude have also improved over the last several months, increasing from lows of under 50 percent during the 2009 summer months to an average of 60 percent in the fourth quarter of 2009.  Propane prices as a percentage of WTI are also stronger relative the prior year quarter which averaged 57 percent.  As a result of higher crude oil prices and higher propane prices relative to WTI, the 2009 fourth quarter Mont Belvieu propane price averaged US$1.09 per US gallon, a 36 percent increase over the fourth quarter of 2008.  The stronger propane percentages relative to WTI experienced in the fourth quarter of 2009 have continued into the first quarter of 2010 with Mont Belvieu propane trading at an average of 71 percent of WTI during the months of January and February.

Provident Energy 2009 Annual and Fourth Quarter Results

Natural gas prices also strengthened over the fourth quarter of 2009, however prices were still significantly lower than in the prior year. AECO natural gas averaged $4.01 per gj in the fourth quarter of 2009 compared to $6.43 per gj during the fourth quarter of 2008.  While lower natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low price environment could have an impact on the availability and overall cost of natural gas and NGL mix supply in western Canada, if natural gas producers elect to shut-in production or reduce drilling activities.

Market frac spreads increased to an average of $37.51 per barrel during the fourth quarter of 2009.  Market frac spreads were also significantly higher than the prior year quarter where a sharp decline in NGL product prices and higher relative natural gas prices reduced market frac spreads to $16.34 per barrel. The benefit of these higher market frac spreads to Provident was tempered by the increased cost of purchasing natural gas supply in western Canada, particularly at Empress.  Over the past several months Empress extraction premiums have significantly increased as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  In the fourth quarter of 2009, natural gas throughput at the Empress Eastern border averaged approximately 4.4 bcf per day, a decrease of approximately 27 percent compared to the same period in 2008.  While extraction premiums have been excluded from the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Lower natural gas throughput at the Empress facilities reduced propane-plus inventories currently available for sale in Sarnia and in surrounding eastern markets.  In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in these eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

At the end of 2009, industry propane inventories in the United States were approximately 49 million barrels, a decrease of 11 percent compared to the prior year, and approximately seven million barrels below the five year historical average.  United States propane inventories have fallen significantly from a high of approximately 75 million barrels at the end of September 2009 when inventories exceeded the five year historical average by approximately 10 million barrels, driven by above average propane withdrawals during the fourth quarter of 2009 which represent the first months of the winter heating season.  Ending 2009 Canadian industry propane inventories of approximately five million barrels were in-line with the prior year, but lower than the five year average of approximately six million barrels.

Midstream business performance

Midstream business unit results can be summarized as follows:

	Three months ended December 31,
(bpd)	2009	2008	% Change

Provident Midstream NGL sales volumes	111,912	120,222	(7)

	Three months ended December 31,
($ 000s)	2009	2008	% Change

Empress East margin	$32,522	$900	3,514
Redwater West margin	45,518	4,142	999
Commercial Services margin	18,596	12,095	54
Gross operating margin	96,636	17,137	464
Realized (loss) gain on financial derivative instruments	(28,244)	16,098	-
Cash general and administrative expenses	(6,229)	(7,380)	(16)
Strategic review and restructuring expenses	(217)	(1,038)	(79)
Foreign exchange (loss) gain and other	(1,091)	12,849	-
Provident Midstream Adjusted EBITDA	$60,855	$37,666	62

Provident Energy 2009 Annual and Fourth Quarter Results

Gross operating margin

Midstream gross operating margin during the fourth quarter of 2009 was very strong, totaling $96.6 million, an increase of $79.5 million compared to the same period in 2008.  The increase was predominantly due to significantly higher propane-plus per unit margins realized in both the Empress East and Redwater West business lines, partially offset by a seven percent reduction in NGL sales volumes.  A higher contribution from the Commercial Services business line has also increased gross operating margin in the fourth quarter of 2009 relative to the prior year.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

Empress East gross operating margin was $32.5 million in the fourth quarter of 2009 compared to $0.9 million in the same quarter of 2008.  This $31.6 million increase was primarily due to significantly higher per unit margins, partially offset by lower propane-plus sales volumes.  Increased per unit margins were predominantly a result of much higher frac spreads relative to the prior year.  In addition, during 2008, the unit cost of product available for sale was much higher, reflecting inventories that were primarily built up in the second and third quarters when the natural gas price averaged $8.81 per gj.  These factors were partially offset by an increase in the extraction premiums paid to purchase natural gas in the fourth quarter of 2009.  Over the past several months, extraction premiums at Empress have more than doubled as a result of lower eastern gate gas flows through the Empress facilities.  Eastern gate gas supply in the fourth quarter of 2009 was impacted by lower natural gas drilling activity in western Canada throughout the year, shut-in natural gas production, and narrower natural gas pricing differentials between AECO and Chicago.

Fourth quarter 2009 propane-plus sales volumes were 22 percent lower than in the fourth quarter of 2008 primarily as a result of lower term sales for propane-plus.  Empress East term sales arrangements are typically entered into for the NGL contract year which runs from April 1 to March 31 of the following year.  During 2009, due to the expiry of Provident’s lease for fractionation capacity at Sarnia on the first of April, it was expected that Empress East propane-plus processing capacity for the NGL contract year would be reduced by 6,000 bpd and term sales commitments were therefore reduced accordingly.  In August 2009, Provident was successful in replacing the 6,000 bpd of expired leased fractionation capacity by purchasing approximately 7,400 bpd of additional fractionation capacity at Sarnia.  The benefits of this incremental capacity are expected to be realized in the coming months, particularly as new sales arrangements are negotiated for the upcoming NGL contract year.  Full realization of the benefits from this incremental capacity at Sarnia could be impacted by the availability and the cost of future supply at Empress.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line. The Redwater facility also has the largest and industry-leading rail-based condensate terminal in western Canada, which serves the heavy oil industry and its need for diluent.  Year over year, Provident has considerably increased its condensate market presence at Redwater through marketing, third-party terminalling and, most recently, storage.  During the third quarter of 2009, two 500,000 barrel storage caverns were

Provident Energy 2009 Annual and Fourth Quarter Results

placed into condensate service at Redwater.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line.

In the fourth quarter of 2009, the operating margin for Redwater West was $45.5 million (2008 - $4.1 million) an increase of $41.4 million.  The significant increase in margin was primarily due to a significant increase in propane-plus unit margins.  Over the past several months propane-plus selling prices have steadily increased resulting in lower priced inventories being sold into higher priced markets.  In contrast, during the last quarter of 2008, propane-plus prices fell sharply resulting in higher priced inventory being sold into a significantly lower priced market.  Redwater West propane-plus selling prices in the fourth quarter of 2009 increased by 14 percent relative to the prior year reflecting higher market prices for NGL.  Cost of goods sold, on a per unit basis, was three percent lower than the fourth quarter of 2008 reflecting the higher carrying values of propane-plus inventories relative to sales prices in the prior year.

The increase in propane-plus unit margins was partially offset by an eight percent reduction in Redwater West propane-plus sales volumes.  Propane-plus volumes in the fourth quarter of 2009 were lower than the fourth quarter of 2008 as a result of lower NGL product supply.  In the fourth quarter of 2009, Redwater West was most impacted by declining natural gas production in northwest Alberta and northeastern British Columbia.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, LPG terminalling, loading and offloading services.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line. In the fourth quarter of 2009, the margin for this business line increased by 54 percent to $18.6 million compared to the same period in 2008.  The increased margin was mostly due to increased fee based revenues associated with the condensate terminalling facility and incremental storage revenues from the Provident’s recently completed condensate storage caverns.

Operations – Midstream NGL sales volumes

Midstream sold 111,912 bpd in the fourth quarter of 2009, down seven percent when compared with 120,222 bpd in the fourth quarter of 2008.  The reduction in volumes primarily represents the decrease in propane-plus volumes in both Empress East and Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”) and funds flow from operations

Fourth quarter 2009 adjusted EBITDA increased 62 percent to $60.9 million from $37.7 million in the fourth quarter 2008 reflecting higher operating margins for all three business lines, partially offset by a higher realized loss on financial derivative instruments.  The $28.2 million realized loss on financial derivative instruments was driven by natural gas derivative purchase contracts that settled at current market prices that were lower than the original derivative contract prices.  The comparable quarter in 2008 had a realized gain on financial derivative instruments of $16.1 million, driven primarily by NGL derivative sales contracts that settled at derivative contract prices that were higher than the market prices during the settlement period.  The 2008 adjusted EBITDA amount also included gains on corporate foreign exchange contracts settled in the period, of which $16.2 million was allocated to the Midstream segment and was included in foreign exchange (loss) gain and other.  Cash general and administrative expenses were lower in 2009 as a result of staff reductions and cost cutting measures implemented within the organization.  Funds flow from operations for the fourth quarter of 2009 was $55.4 million, an increase of $20.8 million or 60 percent compared to $34.6 million in the fourth quarter of 2008.  The increase in funds flow from operations reflected the higher adjusted EBITDA and lower interest expense.

Provident Energy 2009 Annual and Fourth Quarter Results

Capital expenditures

Midstream capital expenditures for the fourth quarter of 2009 totaled $5.2 million.  In the fourth quarter 2009, $3.7 million was spent primarily on the continued development of cavern storage and the condensate terminalling and storage facility.  In addition, $1.3 million was spent on sustaining capital requirements, and $0.2 million was spent on office related capital.

Provident Energy 2009 Annual and Fourth Quarter Results

2009 Year end results

Funds flow from continuing operations and cash distributions

	Year ended December 31,
($ 000s, except per unit data)	2009	2008	% Change
Funds flow from continuing operations and Distributions
Funds flow from continuing operations	$264,006	$517,622	(49)
Per weighted average unit from continuing operations
- basic and diluted (1)	$1.01	$2.03	(50)
Declared distributions	$196,217	$352,291	(44)
Per unit	$0.75	$1.38	(46)
Percent of funds flow from continuing operations paid out as declared distributions	74%	68%	9
(1) Includes dilutive impact of unit options and convertible debentures.

For the year ended December 31, 2009, funds flow from continuing operations decreased $253.6 million or 49 percent to $264.0 million from $517.6 million for 2008.  On a per unit basis, funds flow from continuing operations decreased 50 percent in 2009 to $1.01 per unit from $2.03 per unit in 2008.

Provident Upstream contributed funds flow from operations of $102.2 million in 2009, a decrease of 70 percent when compared with $338.7 million from 2008.  The decrease was predominantly due to significantly lower realized crude oil, natural gas liquids and natural gas prices combined with strategic asset dispositions resulting in lower volumes produced.

Provident Midstream added $161.8 million to 2009 funds flow from operations, compared with $179.0 million recorded in the year ended December 31, 2008.   Midstream funds flow from operations reflects a decrease in adjusted EBITDA of $30.4 million or 14 percent. This decrease was driven by lower Empress East and Redwater West propane-plus sales volumes combined with lower Empress East propane-plus unit margins, reflective of the weaker pricing environment in the earlier part of 2009 compared to a very strong price environment in the earlier part of 2008.  Reduced cash interest charges due to lower debt levels partially offset the reduction in adjusted EBITDA.

Declared distributions in 2009 totaled $196.2 million, 74 percent of funds flow from continuing operations.  This compares to $352.3 million of declared distributions in 2008, 68 percent of funds flow from continuing operations.  In previous years, Provident has paid out between 67 percent and 102 percent of its annual funds flow from continuing operations as distributions to unitholders.

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of the Trust that is based on assumptions about future economic conditions and courses of action.  There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of the Trust’s forward-looking information.

Provident actively monitors commodity prices and overall market conditions on an ongoing basis and will continue to utilize available cash flow and manage capital resources to achieve a prudent balance between capital expenditures, distributions and long term debt.

Provident Midstream has a capital budget of approximately $86 million for 2010, an increase of 135 percent compared to the 2009 capital program.  The Trust plans to allocate approximately $17 million of this budget towards the expansion and construction of rail and truck terminalling infrastructure at the Corunna storage facility near

Provident Energy 2009 Annual and Fourth Quarter Results

Sarnia, upon completion of the acquisition.  Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia.  At Redwater, Provident will direct approximately $15 million towards advancing a 500,000 barrel condensate cavern that will be commissioned in early 2011, begin work on a second cavern of equal size slated for completion in 2012 and construct a brine pond to facilitate future cavern operations.  Also at Redwater, approximately $18 million will be allocated to a debottlenecking initiative to increase overall propane-plus fractionation capacity by 8,000 bpd.  Provident also plans to undertake a $4 million flare stack recovery initiative to capture and consume certain byproduct gases, increasing efficiency and reducing emissions.  Provident also plans to direct approximately $3 million to construct a 12-truck offloading facility to add an additional option for receiving NGL supply at the Provident Empress Plant.  The remainder of the Midstream 2010 capital budget will be used for additional expansion opportunities, facility optimization initiatives and normal course facility maintenance at Redwater, Empress and Sarnia.

Key drivers influencing the Midstream business include access to and cost of NGL mix and natural gas feedstock, power and fuel costs, and the demand for finished products including ethane, propane, butane and condensate.  In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in Eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

Provident’s Upstream Business unit has a capital budget for 2010 of $52 million and plans to drill, recomplete or workover approximately 53 net oil and natural gas wells.  Key initiatives in 2010 include approximately $6 million allocated towards the continuing development of the prospective Pekisko oil opportunity in Northwest Alberta where Provident is utilizing horizontal wells and multi-stage fracs.  In 2010, the Trust is drilling two gross Pekisko wells with the participation of a 50 percent joint venture partner, as well as optimizing Provident’s existing Pekisko wells.  Additionally, approximately $12 million will be directed towards the drilling, workover and recompletion of up to 27 net wells targeting oil and natural gas in the Northwest Alberta core area.  Provident plans to allocate $16 million to the Peace River Arch / Dixonville core area, with approximately $7 million directed towards implementing the second phase of the water flood for enhanced recovery of Montney “C” crude oil at Dixonville, where Provident will drill two net wells, convert an existing well to a water injector and install four liners. Incremental production is expected to be added gradually as the reservoir responds to the water flood over the next 18 months.  Provident will also drill an additional three net oil wells in the Peace River Arch area.  Approximately $17 million of the capital budget will be directed toward drilling and optimization activities in the Southern Alberta core area where Provident plans to participate in the drilling, workover or recompletion of approximately 17 net oil and natural gas wells.  The reminder of the 2010 capital budget will be allocated to other minor initiatives.

Oil and natural gas production in 2010 is expected to average between 9,500 and 10,500 boed and will be weighted approximately 65 percent natural gas and 35 percent crude oil and liquids.  The third-party pipeline operator has indicated to Provident that the previously announced pipeline disruption in Northwest Alberta should be resolved prior to the end of the first quarter.  Intermittent volume curtailments are expected while the operator completes the remaining remediation work on the pipeline.

Provident Energy 2009 Annual and Fourth Quarter Results

Distributions

The following table summarizes distributions paid as declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2009
January 23, 2009	February 13, 2009	$0.09	0.07
February 23, 2009	March 13, 2009	0.06	0.05
March 24, 2009	April 15, 2009	0.06	0.05
April 22, 2009	May 15, 2009	0.06	0.05
May 21, 2009	June 15, 2009	0.06	0.05
June 22, 2009	July 15, 2009	0.06	0.05
July 22, 2009	August 14, 2009	0.06	0.05
August 24, 2009	September 15, 2009	0.06	0.06
September 22, 2009	October 15, 2009	0.06	0.06
October 22, 2009	November 13, 2009	0.06	0.06
November 24, 2009	December 15, 2009	0.06	0.06
December 22, 2009	January 15, 2010	0.06	0.06
2009 Cash Distributions paid as declared		$0.75	0.67
2008 Cash Distributions paid as declared		1.38	1.29
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to December 31, 2009 – Distributions paid as declared		$14.52	11.27
* Exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, both 2009 and 2008 distributions were determined to be 100 percent taxable with no tax deferred return of capital in the hands of Canadian unitholders.  Distributions received by U.S. resident unitholders in 2009 and 2008 were considered to be 100 percent qualified dividends with no tax deferred return of capital.  In both Canada and the U.S., any tax-deferred portion would usually be treated as an adjustment to the cost base of the units.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Net (loss) income

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2009	2008	% Change

Net (loss) income	$(89,020)	$157,392	-
Per weighted average unit
– basic (1) and diluted (2)	$(0.34)	$0.62	-
(1) Based on weighted average number of trust units outstanding.
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Provident Energy 2009 Annual and Fourth Quarter Results

Consolidated	Year ended December 31,
($ 000s)	2009	2008	% Change

Provident Upstream net loss	$(110,567)	$(306,050)	(64)
Provident Midstream net income	21,547	317,418	(93)
Net (loss) income from continuing operations	$(89,020)	$11,368	-
Net income from discontinued operations (USOGP)	-	146,024	(100)
Consolidated net (loss) income	$(89,020)	$157,392	-

The Provident Upstream business segment’s net loss in 2009 was $110.6 million, a $195.5 million improvement compared with year ended December 31, 2008 net loss of $306.0 million.  The 2008 results included a $416.9 million non-cash goodwill impairment charge.  Also contributing to the year over year change was the $244.5 million decrease in adjusted EBITDA, driven by a significantly lower price environment in 2009 and lower volumes as a result of strategic asset dispositions.

The Provident Midstream segment recorded net income of $21.5 million as compared to net income of $317.4 million in the year ended December 31, 2008.  In 2009, Provident Midstream reported a $30.4 million, or a 14 percent decrease in adjusted EBITDA compared to 2008.  Further contributing to the decrease in net income was a change in unrealized (loss) gain on financial derivative instruments from a gain in 2008 of $191.2 million to a loss in 2009 of $111.6 million.  Under Canadian generally accepted accounting principles (Canadian GAAP), there is a requirement to “mark-to-market” all financial derivative instruments at a point in time and report these unrealized gains or losses as part of current period income.  Because Provident’s commodity price risk management program involves the use of financial derivative instruments with terms that currently extend over three years into the future in the Midstream segment, net earnings can show substantial variation that is not necessarily related to current operations.  These factors were partially offset by future income tax recoveries in 2009 of $35.4 million compared to future income tax expense in 2008 of $20.6 million along with lower interest expense due to reduced interest rates and debt levels.

Net income from discontinued operations (USOGP) in 2008 was $146.0 million.  The operations were sold in 2008.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (adjusted EBITDA) within its segment disclosure. Adjusted EBITDA is a non-GAAP measure.  A reconciliation between adjusted EBITDA and loss from continuing operations before taxes follows:

	Year ended December 31,
($ 000s)	2009	2008	% Change

Loss from continuing operations before taxes	$(193,564)	$(19,817)	877
Adjusted for:
Cash interest	26,989	50,793	(47)
Unrealized loss (gain) on financial derivative instruments	129,861	(221,468)	-
Goodwill impairment	-	416,890	-
Depletion, depreciation and accretion and other non-cash expenses	328,024	339,856	(3)
Adjusted EBITDA	$291,310	$566,254	(49)

Provident Energy 2009 Annual and Fourth Quarter Results

The following table reconciles funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from continuing operations	Year ended December 31,
($ 000s)	2009	2008	% Change

Cash provided by operating activities	$304,248	$674,426	(55)
Change in non-cash operating working capital from continuing operations	(45,641)	(52,684)	(13)
Site restoration expenditures	5,399	6,381	(15)
Cash provided by operating activities from discontinued operations	-	(110,501)	-
Funds flow from continuing operations	264,006	517,622	(49)

Taxes

	Year ended December 31,
($ 000s)	2009	2008	% Change

Capital tax expense	$2,313	$3,109	(26)
Current tax expense (recovery)	237	(4,529)	-
Future income tax recovery	(107,094)	(29,765)	260
	$(104,544)	$(31,185)	235

Capital taxes in 2009 totaled $2.3 million, a decrease from the $3.1 million expense recorded in 2008.  The decrease reflects the sale of Southeast Saskatchewan, Southwest Saskatchewan and Lloydminster operating areas in the latter half of 2009, which were the drivers behind the capital tax expense.

The current tax expense of $0.2 million in 2009 compared to a recovery of $4.5 million in 2008.  The 2009 expense was driven by earnings in Provident’s Canadian Midstream business in excess of allowed tax pool claims.  The recoveries in 2008 were driven by lower earnings subject to tax in the U.S. Midstream operations allowing the recovery of taxes paid in prior periods.

For the year ended December 31, 2009, the future income tax recovery was $107.1 million, compared with a recovery of $29.8 million in 2008.  In both 2009 and 2008, future income tax recoveries were recorded as a result of losses created by interest and royalty deductions at the incorporated subsidiary level.  However in 2009, further adding to recoveries were unrealized losses on financial derivative instruments compared to future tax expense in 2008 relating to the unrealized gains on financial derivative instruments.  In 2008, additional future income tax recoveries were recorded as a result of an internal structural reorganization.  The goodwill impairment charge in 2008 had no impact on future income taxes.

The Trust has estimated its future income taxes based on estimates of results of operations and tax pool claims and cash distributions in the future.  The Trust’s estimate of its future income taxes will vary as these underlying estimates change and such variations may be material.

In June 2007, the Department of Finance (Canada) enacted legislation, effective for 2011,  respecting the taxation of certain “specified investment flow-through” (“SIFT”) trusts, including Provident, and SIFT partnerships (the “SIFT Tax”).  Subsequent to 2010, to the extent the Trust receives taxable income the SIFT Tax would be payable by the Trust prior to paying its distributions. These distributions would generally be considered taxable dividends to unitholders with Canadian unitholders able to claim the dividend tax credit for units held in taxable accounts effectively lowering the personal tax rate on distributions received. Canadian investors who hold Trust units in a tax deferred account will not be able to claim the dividend tax credit.   Distributions that are determined to be a return of capital would not be subject to the SIFT tax at the Trust and would continue to reduce the Canadian unitholders adjusted cost base.  Distributions to U.S. residents after 2010 will be subject to Canadian withholding tax, consistent

Provident Energy 2009 Annual and Fourth Quarter Results

with the current treatment of Trust distributions while the current classification as qualified dividends or return of capital will be dependent on U.S. tax legislation.

In March 2009, legislation was enacted that amended the Income Tax Act including technical amendments to clarify certain aspects of the SIFT Tax and to provide rules to facilitate the conversion of existing SIFT trusts into corporations on a tax-deferred basis.  A corporate conversion would be achieved through a Plan of Arrangement which must be approved by the Trust’s Board of Directors and voted on by unitholders at a special meeting.  Subsequent to a conversion to a corporation, Canadian shareholders would receive taxable dividends eligible for the dividend tax credit. The tax impact of the dividends may be different for shareholders depending on their jurisdiction and whether they are holding their investment in a taxable account or tax-deferred account.  Dividends received by U.S. residents after 2010 could be treated as qualified dividends or return of capital, depending on U.S. tax legislation, while the Canadian withholding tax will be consistent with the current treatment for trust distributions.  The Board of Directors and management continue to evaluate options, including a possible conversion to a corporation, to best position Provident beyond 2010 when the Trust will become subject to SIFT Tax.

At December 31, 2009 the Trust has approximately $1.2 billion of intangible, tangible and non-capital loss tax pools available to claim against taxable income under either a trust or corporate structure.

Interest expense

Continuing operations	Year ended December 31,
($ 000s, except as noted)	2009	2008	% Change

Interest on bank debt	$9,634	$35,044	(73)
Interest on convertible debentures	17,355	19,934	(13)
Discontinued operations portion	-	(4,185)	(100)
Total cash interest	$26,989	$50,793	(47)

Weighted average interest rate on all long-term debt	3.6%	5.3%	(32)
Debenture accretion and other non-cash interest expense	4,828	5,239	(8)
Total interest expense	$31,817	$56,032	(43)

Interest expense decreased in 2009 compared to 2008 due to lower debt levels and lower market interest rates. Cash proceeds from 2009 Upstream dispositions totaling $305.7 million as well as the sale of USOGP in 2008, amounting to $457.9 million, net of tax, were used to pay down debt.

Financial instruments

Commodity price risk management program

Provident’s commodity price risk management program utilizes derivative instruments to provide protection against lower commodity prices and margins.  The program reduces exposure to downside commodity price volatility and provides support for cash distributions, bank lending capacity, capital programs and acquisition and project economics.  The program protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices while, with some products, allowing the Trust to participate in a rising commodity price environment.  For the Midstream business unit the program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin.  The Program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident Energy 2009 Annual and Fourth Quarter Results

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Market conditions have not provided sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term.  Prices for propane, butane and condensate historically have correlated with prices for crude oil.  As a consequence, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

Settlement of financial derivative contracts

The following table summarizes the impact of the financial derivative contracts settled during the years ended December 31, 2009 and 2008, included in realized loss on financial derivative instruments.

Realized gain (loss) on financial derivative instruments	2009		2008
($ 000s except volumes)		Volume (1)		Volume (1)
Provident Upstream
Crude Oil	$8,052	0.8	$(11,113)	1.6
Natural gas	8,336	6.1	11	10.9

Provident Midstream
Crude Oil	29,007	4.1	(135,602)	4.2
Natural gas	(95,188)	23.0	(16,978)	26.8
NGL's (includes propane, butane)	5,072	0.8	25,902	2.3
Foreign Exchange	(3,505)	-	5,387	-
Electricity	(1,276)	-	2,374	-

Corporate
Interest Rate (2)	(1,137)	-	-	-
Realized loss on financial derivative instruments	$(50,639)		$(130,019)	-
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

(2) Realized gains and losses on corporate related interest rate contracts are allocated to the reporting segments for segmented reporting purposes.

The realized loss for the year ended December 31, 2009 was $50.6 million compared to a realized loss of $130.0 million in 2008.  The realized loss in 2009 was driven by natural gas purchase derivative contracts in the midstream business settling at a contracted price higher than the current market natural gas prices, partially offset by crude oil derivative sales contracts in both business units settling at contracted crude oil prices higher than the crude oil market prices during the settlement period.  The comparable 2008 realized loss was driven mostly by crude oil derivative sales contracts in the midstream business settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.

In addition, the Trust recorded a loss of $0.2 million (2008 - $26.8 million gain) on corporate foreign exchange contracts.  The amounts were included in foreign exchange loss (gain) and other on the consolidated statement of operations and were allocated to the reporting segments.

Provident Energy 2009 Annual and Fourth Quarter Results

The following table is a summary of the net financial derivative instruments liability:

	As at December 31,
($ 000s)	2009	2008
Provident Upstream
Crude Oil	$826	$(12,521)
Natural Gas	1,545	(3,285)
Provident Midstream	181,890	70,476
Corporate	269	-
Total	$184,530	$54,670

The net liability in both periods represents unrealized “mark-to-market” opportunity costs related to financial derivative instruments with contract settlements ranging from January 1, 2010 through March 31, 2013.  The balances are required to be recognized in the financial statements under generally accepted accounting principles.  These financial derivative instruments were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments impact earnings prior to their settlement dates but have no impact on funds flow from operations until the instrument is actually settled.

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  As at December 31, 2009 and 2008, the goodwill balance of $100.4 million was related entirely to the Provident Midstream reporting unit.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of the Trust’s assets, by reporting units, to the estimated fair value of the reporting unit.  In 2009, Provident engaged the services of a third-party evaluator to assist in determining fair value.  Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

The Trust performed its annual goodwill impairment test in the fourth quarter of 2009 and determined that no write-down of goodwill was required. In 2008, a goodwill impairment of $416.9 million was recorded in the upstream business unit.

Provident’s intangible assets primarily relate to Midstream contracts and customer relationships.  In 2009, the Trust recognized an impairment of $12.4 million on a specific Midstream marketing agreement. The Trust had been amortizing the agreement over a 15 year period.  The Trust now expects that it is unlikely that the agreement will be renewed beyond March 31, 2011 on the same terms.  In addition, during 2009, the volumes supplied to the Trust under this agreement were reduced as a result of certain property dispositions completed by the third party supplier.  The impairment reflects a revision of the amortization period of this agreement and lower volume expectations for the remainder of the contract.  The impairment was recognized in the statement of operations in depletion, depreciation, and accretion expense.  The Trust does not expect the change in this contract to have a significant impact on volumes purchased in the Midstream business.

Provident Energy 2009 Annual and Fourth Quarter Results

Liquidity and capital resources

Consolidated
($ 000s)	December 31, 2009	December 31, 2008	% Change

Long-term debt - revolving term credit facility	$264,776	$504,685	(48)
Long-term debt - convertible debentures (including current portion)	240,486	260,994	(8)
Working capital surplus (excluding financial derivative instruments)	(31,152)	(39,041)	(20)
Net debt	$474,110	$726,638	(35)

Unitholders' equity (at book value)	1,381,399	1,636,347	(16)
Total capitalization at book value	$1,855,509	$2,362,985	(21)

Total net debt as a percentage of total book value capitalization	26%	31%	(16)

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit.  Provident relies on funds flow from continuing operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As a result of the weakening of the global economy in 2008, oil and gas industry participants, including Provident, had been experiencing more restricted access to capital.  Recent activity in the capital markets towards the end of 2009 has shown signs of improvement, however increased borrowing costs are still anticipated.  Although Provident’s core businesses have not changed, risk premiums have increased.  Management believes that cash flows from operating activities and availability under existing bank facilities will be adequate to allow Provident to move forward with its budgeted 2010 capital program.  However, these issues will affect Provident as it reviews financing alternatives for future capital expenditures and potential acquisition opportunities.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Contractual obligations

Consolidated	Payment due by period
($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Long-term debt - revolving term credit facility (1) (2)	$270.2	$3.7	$266.5	$-	$-
Long-term debt - convertible debentures (2)	279.2	16.2	263.0	-	-
Operating lease obligations	164.0	18.1	30.0	21.7	94.2
Total	$713.4	$38.0	$559.5	$21.7	$94.2
(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.
(2) Includes associated interest and principal payments.

Long-term debt and working capital

In 2009, Provident’s Canadian term credit facility was reduced by $95 million to $1.03 billion due to the asset dispositions in the Upstream business unit.  On March 1, 2010, Provident closed the previously announced sale of

Provident Energy 2009 Annual and Fourth Quarter Results

West Central Alberta oil and natural gas assets.  As a result of this sale, Provident’s Canadian term credit facility was reduced by an additional $50 million to $980 million.

As at December 31, 2009 Provident had drawn on 26 percent of its term credit facility as compared to 45 percent drawn as at December 31, 2008.  The decrease in the level of bank debt was a result of the application of proceeds from the Upstream strategic property dispositions.

At December 31, 2009 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $27.2 million, increasing bank line utilization to 28 percent.  The guarantees at December 31, 2008 totaled $35.2 million.

The following table shows the change in Provident’s working capital position:

	As at December 31,
($ 000s)	2009	2008	Change
Current Assets
Cash and cash equivalents	$7,187	$4,629	$2,558
Accounts receivable	216,786	244,485	(27,699)
Petroleum product inventory	37,261	46,160	(8,899)
Prepaid expenses and other current assets	4,803	7,886	(3,083)
Financial derivative instruments	5,314	16,708	(11,394)

Current Liabilities
Accounts payable and accrued liabilities	221,417	244,031	22,614
Cash distribution payable	13,468	20,088	6,620
Current portion of convertible debentures	-	24,871	24,871
Financial derivative instruments	86,441	13,693	(72,748)
Working capital (deficit) surplus	$(49,975)	$17,185	$(67,160)

The ratio of net debt (as calculated under “Liquidity and capital resources”) to funds flow from continuing operations in 2009 was 1.8 to one, compared to 1.4 to one in 2008.  The increase reflects a decrease in net debt offset by lower funds flow from operations.  On a segmented basis, using allocated debt balances as disclosed in note 20 to the consolidated financial statements, the Provident Upstream business had a ratio of net debt to funds flow from operations in 2009 of 1.6 to one (2008 – 0.7 to one).  The ratio for the Provident Midstream business unit was 2.0 to one in 2009, compared to 2.7 to one in 2008.

Trust units

For the year ended December 31, 2009 the Trust issued no additional units on conversion of convertible debentures (2008 – six thousand units).  No additional units were issued pursuant to the expired unit option plan for the year ended December 31, 2009 (2008 – 0.2 million units).  Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 5.2 million units were issued or are to be issued in 2009 representing proceeds of $28.1 million (2008 – 6.3 million units for proceeds of $53.8 million).

At December 31, 2009 management and directors held less than one percent of the outstanding trust units.

Provident Energy 2009 Annual and Fourth Quarter Results

Capital related expenditures and funding

Continuing operations	Year ended December 31,
($ 000s)	2009	2008	% Change

Capital related expenditures
Capital expenditures	$(127,369)	$(246,947)	(48)
Site restoration expenditures	(5,399)	(6,381)	(15)
Acquisitions	(18,833)	(25,843)
Net capital related expenditures	$(151,601)	$(279,171)	(46)

Funded by
Funds flow from continuing operations net of declared distributions to unitholders	$67,789	$165,331	(59)
Cash proceeds on sale of assets	305,720	1,662
Proceeds on sale of discontinued operations, net of tax	-	457,906
Decrease in long-term debt	(265,245)	(440,244)	(40)
Issue of trust units, net of cost; excluding DRIP	-	1,672	-
DRIP proceeds	28,106	53,838	(48)
Change in working capital, including cash, and change in investments	15,231	39,006	(61)
Net capital related expenditure funding	$151,601	$279,171	(46)

Provident has funded its net capital expenditures with cash flow from operations and long-term debt.  Proceeds on sale of assets were applied to Provident’s revolving term credit facility.

Strategic review and restructuring expenses

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011.  During this review, it was determined that the sale of the United States oil and natural gas production (USOGP) business was an important step in the process.  Following the sale of USOGP, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units.  After an extensive review, it was determined that in early 2009, in the context of the macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets at that time), it was in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.  Provident also completed an internal reorganization to improve the efficiency and competitiveness of the businesses. The internal reorganization was designed to improve the focus of each business unit, improve management’s line of sight to the key performance measures in each business, and reduce general and administrative costs.

As the macroeconomic environment evolved throughout 2009, Provident determined it was appropriate to sell certain non-strategic Upstream producing oil and natural gas assets.  In the third and fourth quarters of 2009, Provident sold $322.7 million of Upstream assets and in March of 2010, closed the sale of its West Central Alberta operating area for $177 million.  The Board of Directors and management continue to evaluate options that will best position Provident beyond 2010 when the Trust distributions will become subject to tax.  The reorganization and 2009 divestitures resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2009, strategic review and restructuring costs were $12.3 million (2008 - $3.6 million).  The costs are comprised primarily of severance, consulting and legal costs.

Provident Energy 2009 Annual and Fourth Quarter Results

Unit based compensation

Unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense or recovery associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the year ended December 31, 2009, Provident recorded unit based compensation expense of $18.4 million (2008 - $4.4 million) and made related cash payments of $11.5 million (2008 - $8.3 million), of which $3.3 is included in strategic review and restructuring expense.  The expense was higher in 2009 as a result of a higher Provident trust unit trading price, upon which the compensation is based.  At December 31, 2009, the current portion of the liability totaled $12.2 million (December 31, 2008 - $9.4 million) and the long-term portion totaled $12.5 million (December 31, 2008 - $8.6 million).

Provident Energy 2009 Annual and Fourth Quarter Results

Provident Upstream segment review

Upstream asset dispositions

On September 30, 2009, Provident completed a sale of the operating areas of Southeast and Southwest Saskatchewan for net proceeds of $225.7 million and a separate sale of a minor property in the Lloydminster area for $12.8 million.  Production on the date of announcement for these operating areas totaled approximately 4,000 boed.

On November 30, 2009, Provident closed the sale of the remaining properties in the Lloydminster operating area to a private company, Emerge Oil & Gas Inc. for total consideration of $84.0 million, consisting of $67.0 million in cash and $17.0 million in equity of the acquirer.  Production on the date of announcement for these properties totaled approximately 2,200 boed.

Net proceeds from these dispositions have been applied to Provident’s revolving term credit facility.

On December 23, 2009, Provident announced that it had reached an agreement with Storm Ventures International Inc. to sell the oil and natural gas assets in the West Central Alberta operating area.  Production on the date of announcement for these properties totaled approximately 5,000 boed.  The transaction closed on March 1, 2010.   Proceeds from the transaction of $177 million were applied to Provident’s revolving term credit facility.

Crude oil and natural gas liquids prices

The following realized prices are net of transportation expense.

Provident Upstream	Year ended December 31,
($ per bbl)	2009	2008	% Change

Oil per barrel
WTI (US$)	$61.80	$99.65	(38)
Exchange rate (from US$ to Cdn$)	1.14	1.07	7
WTI expressed in Cdn$	$70.54	$106.33	(34)

Realized pricing before financial derivative instruments
Crude oil	$54.15	$82.79	(35)
Natural gas liquids	$44.40	$76.88	(42)
Crude oil and natural gas liquids	$53.05	$82.27	(36)

For the year ended December 31, 2009 Provident’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, decreased by 36 percent to average $53.05 compared to $82.27 in 2008.  The 2009 decrease related to a 38 percent decrease in US$ WTI crude oil price, partially offset by an increase in U.S. to Canadian dollar exchange rate.

Natural gas price

The following prices are net of transportation expense.

Provident Upstream
	Year ended December 31,
(Cdn$ per mcf)	2009	2008	% Change

AECO monthly index	$4.14	$8.12	(49)
Corporate natural gas price per mcf before financial derivative instruments	$3.86	$8.23	(53)

Provident Energy 2009 Annual and Fourth Quarter Results

For the year ended December 31, 2009 Provident’s realized natural gas price, excluding financial derivative instruments, decreased 53 percent as compared to 2008, comparable to the decrease in the benchmark AECO monthly index price.  Provident’s gas portfolio includes aggregator contracts sold on a term basis that can differ from the benchmark price and sells to the spot market on monthly or daily indices and receives prices which take into account heat content.  Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production

	Year ended December 31,
Provident Upstream	2009	2008	% Change
Daily production
Crude oil (bpd)	8,875	12,473	(29)
Natural gas liquids (bpd)	1,121	1,203	(7)
Natural gas (mcfd)	69,575	84,039	(17)
Oil equivalent (boed) (1)	21,592	27,683	(22)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

For the year ended December 31, 2009, Provident Upstream production averaged 21,592 boed, a 22 percent decrease compared to 27,683 boed in 2008.  Production levels for 2009 were lower as a result of strategic upstream asset dispositions.  Production from the properties sold averaged 4,953 boed in 2009 compared to 8,075 boed in 2008.  Further contributing to the decrease in daily production were natural declines that were larger than the production additions from capital expenditures.  The lower commodity price environment resulted in reduced capital spending compared to 2008, as well, the nature of the 2009 capital expenditures was focused on longer term plays.  The majority of the capital spent in 2009 was spent on Northwest Alberta facilities and pipelines for the emerging Pekisko resource play and on Dixonville’s waterflood program.  These longer term plays do not result in immediate production gains but are key to position Provident Upstream for future growth.

In Dixonville, 21 crude oil wells were converted to water injectors in 2009 as part of the phase one expansion. Production from these wells in 2008 was approximately 500 bpd.  The approval for the phase two expansion was received in January 2010 and an application for phase three was submitted in February 2010.  Production growth in Dixonville is expected to increase as the waterflood matures with incremental production expected gradually over the next 18 months.

Production for 2009 was weighted 54 percent natural gas and 46 percent crude oil and natural gas liquids.  This compared to 2008 production weighted 51 percent natural gas and 49 percent crude oil and natural gas liquids.  Year end 2009 exit-rate production was approximately 15,200 boed, including approximately 5,100 boed related to the West Central Alberta operating area which was subsequently sold on March 1, 2010.

Provident Upstream production summarized by operating areas is as follows:

	Year ended December 31,
Provident Upstream	2009	2008	% Change
Daily Production - by area (boed) (1)
West Central Alberta	5,401	6,271	(14)
Southern Alberta	4,629	4,883	(5)
Northwest Alberta	3,771	4,690	(20)
Dixonville	2,838	3,764	(25)
	16,639	19,608	(15)
Other (2)	4,953	8,075	(39)
	21,592	27,683	(22)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.
(2) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold November 30, 2009.

Provident Energy 2009 Annual and Fourth Quarter Results

Revenue and royalties

Provident Upstream	Year ended December 31,
($ 000s except per boe and mcf data)	2009	2008	% Change

Oil
Revenue	$175,408	$377,976	(54)
Realized gain (loss) on financial derivative instruments	8,052	(11,113)	-
Royalties	(31,468)	(69,897)	(55)
Net revenue	$151,992	$296,966	(49)
Net revenue (per barrel)	$46.92	$65.05	(28)
Royalties as a percentage of revenue	17.9%	18.5%

Natural gas
Revenue	$98,011	$253,183	(61)
Realized gain on financial derivative instruments	8,336	11	75,682
Royalties	(4,826)	(44,715)	(89)
Net revenue	$101,521	$208,479	(51)
Net revenue (per mcf)	$4.00	$6.78	(41)
Royalties as a percentage of revenue	4.9%	17.7%

Natural gas liquids
Revenue	$18,166	$33,857	(46)
Royalties	(5,281)	(8,528)	(38)
Net revenue	$12,885	$25,329	(49)
Net revenue (per barrel)	$31.49	$57.53	(45)
Royalties as a percentage of revenue	29.1%	25.2%

Total
Revenue	$291,585	$665,016	(56)
Realized gain (loss) on financial derivative instruments	16,388	(11,102)	-
Royalties	(41,575)	(123,140)	(66)
Net revenue	$266,398	$530,774	(50)
Net revenue (per boe)	$33.80	$52.39	(35)
Royalties as a percentage of revenue	14.3%	18.5%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses and the realized gain (loss) on financial derivative instruments excludes the impact of corporate interest rate swap gains/losses allocated to Provident Upstream.

For the year ended December 31, 2009 Provident Upstream production revenue was $291.6 million, a decrease of 56 percent from $665.0 million in 2008.  The decrease in revenue was a result of a 44 percent decrease in prices per boe due to lower realized crude oil, natural gas liquids, and natural gas prices as well as a 22 percent decrease in production.  Royalties, which are price sensitive and affected by production rates, decreased as a percentage of revenue mainly due to significantly lower natural gas prices.  Alberta natural gas crown royalties were also reduced to reflect the impact of prior year capital expenditures spent on natural gas facilities within the province.  The preceding factors as well as the $16.4 million realized gain on financial derivative instruments compared to a $11.1 million realized loss in 2008, account for net revenue of $266.4 million in 2009, 50 percent lower than the $530.8 million recorded in 2008.

Net revenue per boe in 2009 decreased 35 percent to $33.80 from $52.39 in 2008 resulting primarily from lower realized product prices, lower royalties and a gain on financial derivative instruments in 2009 compared to a loss in 2008.

Provident Energy 2009 Annual and Fourth Quarter Results

Production expense

For the year ended December 31, 2009 production expenses decreased 14 percent to $119.4 million from $138.2 million and increased by 11 percent on a per boe basis to $15.15 per boe from $13.64 per boe in the prior year.  The decrease in total costs was primarily due to a decrease in production.  On a per boe basis, the increase was primarily due to fixed costs being allocated over fewer produced barrels of oil equivalent production.  Operating costs in the Dixonville area continue to be incurred throughout the waterflood expansion program.  In addition, the 2008 per boe production expense of $13.64 benefitted from a full year of production from Southeast Saskatchewan which incurred lower average operating costs in 2008.

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Production expenses	$119,437	$138,173	(14)
Production expenses (per boe)	$15.15	$13.64	11

Operating netback

Operating netback as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable with calculations of similar measures of other entities.

Provident Upstream	Year ended December 31,
($ per boe)	2009	2008	% Change
Netback per boe
Gross production revenue	$37.00	$65.64	(44)
Royalties	(5.28)	(12.15)	(57)
Operating costs	(15.15)	(13.64)	11
Field operating netback	16.57	39.85	(58)
Realized gain (loss) on financial derivative instruments	2.08	(1.10)	-
Operating netback after realized financial derivative instruments	$18.65	$38.75	(52)

Provident Upstream operating netbacks have transportation expense netted against gross production revenue.

The 2009 field operating netback of $16.57 per boe was 58 percent below the $39.85 per boe for the prior year.  The 44 percent decrease in year over year realized crude oil, natural gas liquids, and natural gas prices and 11 percent higher operating costs per boe partially offset by the 57 percent decrease in royalties on a per boe basis result in the significantly lower field operating netback.  The 2009 operating netbacks after financial derivative instruments decreased by 52 percent to $18.65 from $38.75 in the prior year due to the preceding factors as well as the realized gain on financial derivative instruments of $2.08 per boe compared to a realized loss of $1.10 per boe in the prior year.

General and administrative

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

Cash general and administrative	$30,725	$34,242	(10)
Non-cash unit based compensation	3,101	(2,199)	-
	$33,826	$32,043	6

Cash general and administrative (per boe)	$3.90	$3.39	15

For the year ended December 31, 2009, cash general and administrative expenses were $30.7 million (2008 - $34.2 million), a decrease of 10 percent.  The decrease in cash general and administrative expenses reflected staff

Provident Energy 2009 Annual and Fourth Quarter Results

reductions and cost cutting measures implemented within the organization.  On a per boe basis, cash general and administrative expenses in 2009 increased 15 percent to $3.90 per boe from $3.39 per boe in 2008.

The non-cash unit based compensation was an expense of $3.1 million in 2009 and a decrease in expense of $2.2 million in 2008.  Non-cash unit based compensation was higher in 2009 as the unit based compensation, once granted, fluctuates based on changes in the trading prices of the Provident Trust units which increased in 2009 over the ending trading price in 2008.

Capital expenditures

Provident Upstream	Year ended December 31,
($ 000s)	2009	2008

Capital expenditures - by category
Geological, geophysical and land	$4,323	$25,474
Drilling and recompletions	59,307	146,992
Facilities and equipment	25,953	34,514
Office and other	1,154	2,167
Total additions	$90,737	$209,147

Capital expenditures - by area
West central Alberta	$5,547	$10,326
Southern Alberta	7,917	19,852
Northwest Alberta	36,692	79,445
Dixonville	26,440	60,339
	$76,596	$169,962
Other (1)	14,141	39,185
Total additions	$90,737	$209,147

Property acquisitions	$333	$25,843
Property dispositions (2)	$322,720	$1,662
(1) Includes Southeast Saskatchewan and Southwest Saskatchewan operating areas that were sold on September 30, 2009 and Lloydminster operating area that was sold on November 30, 2009.
(2) Property dispositions include cash proceeds on sale of assets as well as $17.0 million of shares in Emerge Oil & Gas Inc. received on sale of Lloydminster properties

In 2009, Provident Upstream successfully executed its capital program by spending $76.6 million on its four remaining operating areas as well as spending $12.7 million in the year on assets that were subsequently divested.  Internal development activities on the four remaining operating areas included 10.7 net wells drilled for the year, including three water source wells, with a 98 percent success rate.  In addition, 4.6 net wells were drilled in areas that were subsequently divested.  Provident’s drilling activities in 2009 were focused on its Pekisko crude oil resource play and the Dixonville waterflood project.  Provident spent $36.7 million in Northwest Alberta, primarily on drilling and completion activities for the emerging Pekisko oil resource play, which included 3.0 net wells drilled, the infrastructure and tie-in activities associated with the 2008/2009 winter drilling program and preparation work to start the 2009/2010 winter drilling program.  Facility and pipeline work in Northwest Alberta included work to provide infrastructure for the emerging Pekisko opportunity.  Provident spent $26.4 million in Dixonville, primarily on the waterflood program which included drilling 2.0 net wells as well as 3.0 net water source wells, completion activities, and the conversion of 21 oil producing wells into water injectors. In Southern Alberta, $7.9 million was primarily spent on drilling activity and recompletions, which included 2.0 net wells drilled, and on facility upgrades and infrastructure work.  The $5.6 million of capital in the West Central Alberta operating area was spent on drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.  In addition, $1.4 million was spent on office and non core properties.

Provident Energy 2009 Annual and Fourth Quarter Results

Depletion, depreciation and accretion (DD&A)

Provident Upstream	Year ended December 31,
($ 000s, except per boe data)	2009	2008	% Change

DD&A	$259,545	$304,909	(15)
DD&A (per boe)	$32.93	$30.09	9

DD&A charges in 2009 were down 15 percent to $259.5 million compared to $304.9 million in 2008.  The lower charges reflect reduced production volumes compared to 2008, partially offset by an increase in the per boe DD&A rate.  The rate of $32.93 per boe increased nine percent for 2009 compared to $30.09 per boe in 2008.  The per boe increase was primarily as a result of 2008 and 2009 capital expenditures on longer term projects at Dixonville and the Pekisko play in Northwest Alberta.  In the short term, these expenditures add costs to the depletable base without the addition of further proved reserves.  The addition of more proved reserves associated with these projects would have a favourable impact on DD&A per boe.

In 2009, DD&A also includes accretion expense associated with asset retirement obligation of $3.1 million (2008 - $3.4 million).

Provident Energy 2009 Annual and Fourth Quarter Results

Provident Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

The Empress East business line is comprised of the following core assets:

•
Approximately 2.0 Bcfd in extraction capacity at Empress, Alberta.  This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL extraction plant, 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant.

•	100 percent ownership of a 50,000 bpd debutanizer at Empress, Alberta.

•
50 percent ownership in the 130,000 bpd Kerrobert pipeline and 2.5 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection of NGLs into the Enbridge pipeline system.  Along the Enbridge pipeline system in Superior, Wisconsin, Provident holds an 18.3 percent ownership of a 300,000 barrel storage staging facility and 18.3 percent ownership of a 6,600 bpd depropanizer.

•
In Sarnia, Ontario, 16.5 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbl of raw product storage capacity, and 18.0 percent of 5.0 mmbbl of finished product storage and a rail, truck and pipeline terminalling facility.  An additional 500,000 bbls of specification product storage is also leased in the Sarnia area.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars under long-term lease agreement.

The Redwater West business line is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL fractionation facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, two propane truck loading facilities, seven million gross barrels of salt cavern storage, and a 75,000 bpd condensate rail offloading facility with a 500 railcar storage yard.  The Redwater facility is the only facility in western Canada that can fractionate a high-sulphur ethane-plus mix.

•	Approximately 7,000 bpd of leased fractionation capacity at other facilities.

•
43.3 percent direct ownership and 100 percent control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies local markets as well as Provident’s Redwater fractionation facility near Edmonton.

•
100 percent ownership of the 565 kilometer proprietary Liquids Gathering System (“LGS”) that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation.  Provident also has long-term shipping rights on the Pembina pipeline system that extends the product delivery transportation network through to the Redwater fractionation facility.

•	A rail car fleet of approximately 700 rail cars under long-term lease agreement.

Provident Energy 2009 Annual and Fourth Quarter Results

The Empress East and Redwater West business lines are supported by Provident’s integrated marketing arm which has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic. Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America.  Due to its broad marketing scope, Provident’s NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America.  By strategically building inventories of specification products which are then distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident’s marketing group also generates margins by taking advantage of locational price differentials and arbitrage trading opportunities. Margins generated through marketing activities are included within the Empress East and Redwater West business lines.

The Commercial Services business line:

The Commercial Services business line includes services such as fractionation, storage, LPG terminalling, loading and offloading that are provided to third parties at Provident’s Redwater facility on a fee basis.  Year over year, Provident has significantly enhanced its Commercial Services platform at Redwater by adding incremental terminalling capacity at its condensate rail terminal and, most recently, through the addition of condensate storage capabilities.  During the third quarter of 2009, two new 500,000 barrel storage caverns at Redwater were placed into condensate service, and a third condensate storage cavern is currently under construction.  The Commercial Services business line also includes pipeline tariff income from Provident’s ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina’s pipeline from LaGlace to Redwater.  Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia.  Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long term cost of service basis.  Earnings from this business line of the Midstream segment have little direct exposure to market price volatility and are thus relatively stable.

Long term contracts

At the Redwater fractionation facility, a significant portion of the available propane, butane and condensate (“propane-plus”) fractionation capacity is contracted through a long term fee for service arrangement with third parties.

The ethane produced from Provident’s facilities at Empress and Redwater is largely sold under long term contracts.

In 2006 and early 2007, Provident commissioned a condensate rail off-loading terminal at Redwater with current capacity of 75,000 bpd, a significant portion of which is under long term contracts with two major energy producers.

Provident has two 500,000 barrel caverns used for condensate storage at Redwater.  The majority of the condensate storage capacity is sold under long term contracts to various third parties, a number of which are major energy producers, with terms averaging from two to five years.

Provident has a long term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility with a major energy producer.

Market environment

Performance of the Midstream business unit is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Provident Energy 2009 Annual and Fourth Quarter Results

Midstream business reference prices	Year ended December 31,
	2009	2008	% Change

WTI (US$ per barrel)	$61.80	$99.65	(38)
Exchange rate (from US$ to Cdn$)	1.14	1.07	7
WTI expressed in Cdn$ per barrel	$70.54	$106.33	(34)

AECO monthly index (Cdn$ per gj)	$3.92	$7.71	(49)

Frac Spread Ratio (1)	18.0	13.8	30

Mont Belvieu Propane (US$ per US gallon)	$0.84	$1.41	(40)
Mont Belvieu Propane expressed as a percentage of WTI	57%	60%	(5)

Market Frac Spread in Cdn$ per barrel (2)	$28.61	$35.35	(19)
1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2) Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

[Missing Graphic Reference]

Market conditions created a challenging environment for NGL operations in 2009. WTI crude oil prices averaged US$61.80 per barrel in 2009 as compared to US$99.65 per barrel in 2008, a 38 percent reduction.  WTI crude prices, which largely drive NGL pricing, declined sharply in the last quarter of 2008 in response to the slowing world economy.  This decline continued into 2009 when WTI prices fell below US$35.00 per barrel during the first quarter of 2009 before recovering to an average of US$76.19 per barrel in the fourth quarter.  This is in stark contrast to the first nine months of 2008 where WTI prices reached record levels of over US$140 per barrel. Propane prices relative to WTI were also lower in 2009 with Mont Belvieu propane averaging 57 percent of WTI as compared to 60 percent of WTI in 2008.  Propane prices relative to WTI were lowest during the second and third quarters of 2009 as a result of weaker product demand and above average levels of propane inventory in the North American marketplace.

Natural gas prices were also significantly impacted by the economic slow down.  AECO natural gas prices averaged $3.92 per gj in 2009 as compared to $7.71 per gj in 2008, and reached lows of below $2.00 per gj during the month of September before recovering to exit the year at approximately $5.50 per gj.  While lower natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low price environment can have an adverse impact on the availability and cost of natural gas and NGL mix supply if natural gas producers elect to shut-in production or reduce drilling activities.  The impact of lower supply could be partially mitigated through an increase in NGL prices if demand for product exceeds available supply.

Market frac spreads, a key driver of NGL extraction economics, averaged $28.61 per barrel in 2009 as compared to $35.35 per barrel in 2008. Lower market frac spreads were the result of lower NGL prices, offset by much lower prices for natural gas. Extraction premiums paid to acquire the natural gas also have an impact on NGL extraction economics.  While extraction premiums are excluded from the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Over the past several months, Empress extraction premiums significantly increased as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  During 2009, natural gas throughput at the Empress Eastern border averaged approximately 5.2 bcf per day, a decrease of approximately 17 percent compared to the prior year.  Lower natural gas throughput at the Empress facilities reduced propane-plus inventories currently available for sale in Sarnia and in surrounding eastern markets.  In 2010, as available propane-plus supply tightens relative to demand, pricing differentials in these eastern markets where Provident sells the majority of its Empress East production, may increase relative to other major propane hubs including Mont Belvieu and Conway.

At the end of 2009, industry propane inventories in the United States were approximately 49 million barrels, a decrease of 11 percent compared to the prior year, and approximately seven million barrels below the five year historical average.  For most of 2009, United States industry propane inventories exceeded the five year average, peaking at over 18 million barrels above the five year average during the month of June.  United States industry propane inventories have fallen significantly since that period, driven primarily by above average propane withdrawals during the fourth quarter and the start of the winter heating season.  Ending 2009 Canadian industry

Provident Energy 2009 Annual and Fourth Quarter Results

propane inventories of approximately five million barrels were in-line with the prior year, but lower than the five year average of approximately six million barrels.

Midstream business performance

Midstream business unit results can be summarized as follows:

	Year ended December 31,
(bpd)	2009	2008	% Change

Provident Midstream NGL sales volumes	113,528	119,649	(5)

	Year ended December 31,
($ 000s)	2009	2008	% Change

Empress East Margin	$95,633	$157,976	(39)
Redwater West Margin	127,404	142,836	(11)
Commercial Services Margin	63,746	46,541	37
Gross operating margin	286,783	347,353	(17)
Realized loss on financial derivative instruments	(66,743)	(118,917)	(44)
Cash general and administrative expenses	(31,297)	(33,845)	(8)
Strategic review and restructuring expenses	(4,624)	(1,683)	175
Foreign exchange (loss) gain and other	(1,802)	19,853	-
Provident Midstream EBITDA	$182,317	$212,761	(14)

Gross operating margin

Midstream gross operating margin was $286.8 million for the year ended December 31, 2009 compared to $347.4 million in 2008.  The 17 percent decrease was due to lower operating margins from the Empress East and Redwater West business lines, partially offset by a 37 percent increase in contribution from the Commercial Services business line.

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to US dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

In 2009, the gross operating margin for Empress East was $95.6 million (2008 - $158.0 million), a reduction of 39 percent.  Lower operating margins were the result of lower realized propane-plus unit margins and a 19 percent decrease in propane-plus sales volumes.  Realized per unit margins have decreased from the prior year due to lower frac spreads which are reflective of the market pricing environment.  Per unit margins were also impacted by an increase in natural gas extraction premiums, particularly during the second half of 2009. In recent months, extraction premiums more than doubled as a result of lower eastern gas flows through the Empress facilities.  Eastern gate gas

Provident Energy 2009 Annual and Fourth Quarter Results

supply has been impacted in 2009 by lower natural gas drilling activity in western Canada, shut-in production, and narrower natural gas pricing differentials between AECO and Chicago.

The 19 percent decrease in sales volumes was the result of lower propane-plus term sales and lower product availability. In the beginning of 2009, Provident reduced its term sales commitments for the upcoming NGL contract year as a result of the pending expiry of its fractionation capacity lease at Sarnia on the first of April 2009, which was expected to reduce Empress East processing capacity by 6,000 bpd during the 2009/10 NGL year which runs from April, 2009 through to March, 2010.  In August, Provident was successful in restoring this reduced capacity by purchasing approximately 7,400 bpd of additional fractionation capacity at Sarnia.  As Provident moves into 2010, it expects to realize additional benefits from the incremental capacity, particularly as new term sales arrangements are negotiated for the upcoming NGL contract year which begins on April 1, 2010.  Full realization of the benefits of the incremental capacity at Sarnia will be impacted by the availability and cost of supply at Empress.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread has a smaller impact on margin than in the Empress East business line. The Redwater facility also has the largest and industry-leading rail-based condensate terminal in western Canada which serves the heavy oil industry and its need for diluent.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line, while income relating to proprietary condensate marketing activities remains within the Redwater West business line.

In 2009, the operating margin for Redwater West was $127.4 million (2008 - $142.8 million) a decrease of 11 percent.  The decrease was primarily a result of lower margins from ethane and condensate sales, partially offset by higher margins on propane.  Ethane margins were lower than in the prior year as a result of lower sales volumes and lower per unit margins, which were impacted by lower sales prices and by month over month falling natural gas prices during the first three quarters of 2009.  The decrease in condensate margins was the result of lower realized per unit margins. Incremental demand for condensate for use as diluent was much stronger in 2008 which resulted in much higher premiums relative to WTI being paid for condensate in the Edmonton marketplace.  Condensate premiums relative to WTI in the Edmonton area averaged approximately US$6.00 per bbl in 2008 as compared to a discount of approximately US$0.80 per bbl in 2009.  Margins earned from propane sales were higher than in the prior year predominantly as a result of the stronger pricing environment in the fourth quarter of 2009 relative to the fourth quarter of 2008.  Butane margins in 2009 were similar to the prior year with higher per unit margins offsetting lower sales volumes.  On a combined basis, Redwater West propane-plus selling prices decreased by 34 percent relative to the prior year reflecting the decline in average market prices for NGL.  Cost of goods sold, on a per unit basis, were 39 percent lower than 2008 reflecting lower market prices for NGL and natural gas supply.

Propane-plus volumes were three percent lower than in the prior year primarily as a result of lower butane sales. Lower butane sales were the result of changing market conditions, which impacted the availability of butane supply.  Propane and condensate sales volumes were similar to the prior year.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, LPG terminalling, loading and offloading services.  The growth in this business segment has been primarily driven by the expansion of Provident’s condensate terminalling and storage facilities at Redwater.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In 2009, the margin for this business line was $63.7 million (2008 - $46.5 million).  The 2009 operating margin was 37 percent higher than 2008 mostly due to increased fee based revenues associated with the condensate terminalling facility, higher third party processing fees and incremental storage revenues from Provident’s condensate storage caverns which were placed into service during the third quarter.

Provident Energy 2009 Annual and Fourth Quarter Results

Operations – Midstream NGL sales volumes

Provident Midstream sold 113,528 bpd in 2009, down five percent when compared with 119,649 bpd in 2008.  The reduction in volumes primarily represents the decrease in propane-plus volumes in both Empress East and Redwater West.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“adjusted EBITDA”) and funds flow from operations

For 2009, adjusted EBITDA decreased 14 percent to $182.3 million from $212.8 million in 2008 reflecting lower operating margins for the Empress East and Redwater West business lines, partially offset by a lower realized loss on financial derivative instruments and lower cash general and administrative expenses.  The $66.7 million realized loss on financial derivative instruments was driven by natural gas derivative purchase contracts that settled at current market prices that were lower than the original derivative contract prices.  The comparable 2008 amounts had a larger realized loss on financial derivative instruments, driven primarily by crude oil derivative sales contracts settling at prices considerably higher than the original derivative contract crude oil prices.  The 2008 adjusted EBITDA amount also included gains on corporate foreign exchange contracts settled in the period, of which $20.1 million was allocated to the Midstream segment and was included in foreign exchange (loss) gain and other. Cash general and administrative expenses were lower in 2009 as a result of staff reductions and cost cutting measures implemented within the organization.  Funds flow from operations for 2009 was $161.8 million, a decrease of $17.2 million or 10 percent compared to $179.0 million in 2008.  The decrease in funds flow from operations reflects the lower adjusted EBITDA, partially offset by significantly lower interest expense.

Capital expenditures

Provident Midstream capital expenditures for 2009 totaled $36.6 million.  In 2009, $31.1 million was spent primarily on the continued development of cavern storage, the condensate terminalling and storage facility and pre-development activities relating to the Michigan depropanizer.  In addition, $2.7 million was spent on sustaining capital requirements, $2.1 million was added to capitalized linefill and $0.7 million was spent on office related capital.

Midstream asset acquisitions

On August 12, 2009, Provident purchased an additional 6.15 percent interest in the Sarnia fractionation facilities for $14.8 million and a deferred payment of $3.7 million for a facility enhancement planned for 2010.  This acquisition increased Provident’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, increasing propane-plus fractionation capacity in the Empress East system by approximately 7,400 bpd to 20,000 bpd in total.  This acquisition replaced the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009.  As a result of this transaction, Provident has deferred construction of its previously announced depropanizer facility in Michigan.

In November 2009, Provident announced an agreement to purchase a commercial storage facility in Corunna, Ontario for an undisclosed amount.  The facility is located in close proximity to Provident’s existing operations in Sarnia, Ontario.  The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage.  The facility also includes 13 pipeline connections and a small rail offloading facility.  The transaction is expected to close by the end of the second quarter of 2010.

Provident Energy 2009 Annual and Fourth Quarter Results

Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business.  Effective in the first quarter of 2008, Provident’s USOGP business was accounted for as discontinued operations.  The USOGP business was sold in June and August of 2008.

Quicksilver Resources Inc. ("Quicksilver") filed a lawsuit on October 31, 2008 against BreitBurn Energy Partners, L.P. (the MLP), certain of its directors (including three Provident nominees), and Provident.  The MLP was part of the USOGP business.  The claim relates to a transaction between the MLP and Quicksilver and certain other MLP matters. Quicksilver alleges, among other things, that it was induced to enter into a contribution agreement pursuant to which it contributed assets to the MLP by false representations as to Provident’s relationship with the MLP. The transaction involved the issuance by the MLP to Quicksilver of approximately U.S. $700 million of units of the MLP.   In February 2010, Provident agreed to settle all existing litigation with Quicksilver.  Provident expects the cost of the lawsuit and settlement will be covered by insurance.

Disclosure Controls and Procedures:  U.S. Sarbanes-Oxley Act

In 2002, the United States Congress enacted the Sarbanes-Oxley Act (SOX), which requires that issuers that are required to file reports with the United States Securities and Exchange Commission must assess and report upon the effectiveness of their “internal control over financial reporting” as of the end of each fiscal year.  As an entity listed on the New York Stock Exchange, Provident is subject to the rules.  See “Management’s Report on Internal Control Over Financial Reporting” and “Independent Auditors’ Report”.

As of December 31, 2009, an evaluation of the effectiveness of Provident’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Provident, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and CFO have concluded that as of December 31, 2009, Provident’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Provident in reports that it files or submits to Canadian and United States securities authorities are (i) recorded, processed, summarized and reported within the time periods specified by Canadian and Unites States securities laws and (ii) accumulated and communicated to Provident’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Provident’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Provident’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Provident will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make modifications from time to time as deemed necessary.

During the year ended December 31, 2009, there were no changes in Provident’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Provident’s internal control over financial reporting.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in January 2010, an estimated 85 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is

Provident Energy 2009 Annual and Fourth Quarter Results

based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and interest on inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its asset portfolio is derived from non-taxable Canadian properties.

On September 17, 2003, Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.  To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s Board of Directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Critical accounting estimates

Provident’s significant accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies include critical accounting estimates.  These policies require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain.  These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident’s historical experience, management’s experience, and other factors that, in management’s opinion, are relevant and appropriate.  Management assumptions may change over time, as further experience is gained or as operating conditions change.

The Trust’s financial and operating results incorporate certain estimates including:

•	depletion, depreciation and accretion based on estimated oil and gas reserves;
•	future recoverable value of property, plant and equipment and goodwill (see “Goodwill and intangible assets”) based on estimated future cash flows;
•	value of asset retirement obligations based on estimated future costs and timing of expenditures;
•	fair values of derivative contracts that are subject to fluctuation depending upon underlying commodity prices and foreign exchange rates (see note 14 to the consolidated financial statements); and
•	income taxes based on estimates of future income and tax pool claims (see “Taxes”).

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized and accumulated in one cost centre as all of the oil and natural gas assets are in Canada.  Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident’s share of estimated total proved oil and natural gas reserve volumes before royalties.  The recoverability of the assets are tested by comparing the carrying value to the sum of the undiscounted cash flows expected.  If the carrying value is not recoverable the assets are written down to their fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions.  Changes in underlying assumptions or economic conditions could have a material impact on Provident’s financial results.  To mitigate these risks, management utilizes McDaniel & Associates Consultants Ltd. and AJM Petroleum Consultants, independent engineering firms, to evaluate Provident’s reserves.

Provident Energy 2009 Annual and Fourth Quarter Results

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident’s financial results.

Asset retirement obligation

Under the asset retirement obligation (ARO) standard, the fair value of asset retirement obligations is recorded as a liability on a discounted basis, when incurred.  The value of the related assets is increased by the same amount as the liability and depreciated over the useful life of the asset.  Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

The ARO standard requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation.  Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies.  Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident’s financial results.

Change in accounting policies

(i)	Goodwill and intangible assets

In the first quarter of 2009, the Trust adopted CICA Handbook section 3064 “Goodwill and Intangible assets” which supersedes section 3062 “Goodwill and other Intangible assets” and section 3450 “Research and Development”.  This new section established standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

(ii)	Business combinations

In December of 2008, the CICA released Handbook section 1582 “Business Combinations”, which replaces existing guidance under section 1581 “Business Combinations”.  The new standard is intended to converge with International Financial Reporting Standards.  Under section 1582, the purchase price in a business combination is based on the fair value of shares exchanged at the market price on the acquisition date.  Under the existing standard, the purchase price is based on the market price of shares over a reasonable period before and after the date of acquisition is agreed upon and announced.  This new standard also requires that all acquisition costs be expensed as incurred.  Currently, these costs may be capitalized as part of the purchase price.  In addition, the new guidance addresses contingent liabilities, which will be required to be recognized at fair value on acquisition and subsequently remeasured at each reporting period until settled.  Under the current standard, only contingent liabilities that are payable are recognized.  This new section requires that negative goodwill to be recognized in earnings immediately rather than the existing standard of reducing non-current assets in the purchase price allocation.  The new standard applies prospectively to business combinations on or after January 1, 2011 with earlier adoption permitted.  The Trust is currently assessing the impact of the new standard.

(iii)	International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

In 2008, Provident commenced the process to transition from current Canadian GAAP to IFRS.  A project plan and a project team were established.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

Provident Energy 2009 Annual and Fourth Quarter Results

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident’s external auditors have been held and will continue throughout the subsequent phases.  Regular reporting on the project plan is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

During 2009, Provident was engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions, as further described below, and an analysis of financial systems has been performed.

During the implementation phase which began in the first quarter of 2010, Provident will execute the required changes to business processes, financial systems, accounting policies, IT systems, disclosure controls and internal controls over financial reporting as discussed below.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements.  In addition, due to anticipated changes to IFRS and International Accounting Standards prior to Provident’s adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First –Time Adoption of IFRS:

IFRS 1, “First-Time Adoption of International Financial reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Provident, which at this time include the following:

•
Business Combinations – IFRS 1 would allow Provident to use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations that occurred prior to transition to IFRS.  The IFRS business combination rules converge with the new CICA Handbook section 1582 that is also effective for Provident on January 1, 2011, however, early adoption is permitted.

•
Property, Plant and Equipment (“PP&E”) – IFRS 1 provides the option to value the Upstream PP&E assets at their deemed cost being the Canadian GAAP net book value assigned to these assets as at the date of transition, January 1, 2010.  This amendment is permissible for entities, such as Provident, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, Provident’s PP&E assets must be divided into smaller cost centres.  The net book value of the assets on the date of transition will be allocated to the new cost centres on the basis of Provident’s reserve volumes or values at that point in time.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect the Trust’s reported financial position and results of operations.  At this time, Provident has identified key differences that will impact the financial statements as follows:

•
Presentation of Exploration and Evaluation (“E&E”) expenditures separate from PP&E – Upon transition to IFRS, Provident will present all E&E expenditures as a separate component on the Consolidated Balance Sheet.  This will include the book value for Provident’s land that relates to undeveloped properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for Upstream PP&E assets – Upon transition to IFRS, Provident has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Provident has not concluded at this time which method for calculating depletion will be used.

Provident Energy 2009 Annual and Fourth Quarter Results

•
Impairment of long-term assets – Under IFRS, impairment of long-term assets must be calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level for both Upstream and Midstream long-term assets.

•
Due to the recent withdrawal of the exposure draft on IAS 12 Income Taxes in November 2009 and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010,  management is still determining the impact of these revised standards on its IFRS transition.

In addition to accounting policy differences, Provident’s transition to IFRS will impact the internal controls over financial reporting, disclosure controls and procedures and IT systems as follows:

•
Internal controls over financial reporting – As the review of Provident’s accounting policies is completed, an assessment will be made to determine changes required to ensure the continued integrity of Provident’s internal controls over financial reporting.  As an example, additional controls will be implemented for the IFRS 1 changes such as the allocation of Provident’s PP&E as well as the process for re-classifying Provident’s E&E expenditures from PP&E.  This assessment will be an ongoing process through 2010 to ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•
IT systems – Provident is finalizing the system updates required in order to ready the Trust for IFRS reporting.  The modifications while not significant are, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E costs and E&E costs with a more granular level of detail for IFRS reporting.  Additional system modifications may be required based on final policy choices.

•
Disclosure controls and procedures – Information relating to Provident’s transition to IFRS, as well as the progress in completing the implementation phase described above, will continue to be communicated to senior management and the Board of Directors and reported on in Provident’s annual and interim filings, including its MD&A.   As a result, Provident’s disclosure controls and procedures will ensure that stakeholders are provided with sufficient information to assist in understanding the impact of the IFRS transition on Provident.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of the legislated tax on trust distributions.

The oil and natural gas industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	changes to environmental regulations;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

Provident Energy 2009 Annual and Fourth Quarter Results

•	competition for exploration prospects and the development of new sources of production;

•	declining oil and natural gas reserves and production;

•	marketability of oil and natural gas;

•	the ability to attract and retain employees; and

•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

Provident Energy 2009 Annual and Fourth Quarter Results

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each of the four quarters in the year ended December 31, 2009 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3	Q4
TSE – PVE.UN (Cdn$)
High	$6.61	$6.50	$6.46	$7.36
Low	$2.90	$4.50	$4.69	$5.64
Close	$4.81	$5.82	$6.20	$7.08
Volume (000s)	21,878	22,810	17,610	18,346
NYSE – PVX (US$)
High	$5.60	$5.70	$6.08	$6.99
Low	$2.23	$3.55	$4.00	$5.19
Close	$3.72	$4.92	$5.76	$6.72
Volume (000s)	92,576	83,525	72,040	103,991

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of the Trust.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

Provident Energy 2009 Annual and Fourth Quarter Results

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

Provident Energy 2009 Annual and Fourth Quarter Results

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and www.sec.gov/edgar.shtml, as well as on Provident’s website at www.providentenergy.com.

Selected annual financial measures

($ 000s except per unit data)	2009	2008	2007
Revenue from continuing operations (net of royalties and financial derivative instruments)	$1,711,483	$3,239,163	$2,038,515
Net (loss) income	(89,020)	157,392	30,434
Per unit - basic and diluted	(0.34)	0.62	0.13
Total assets	2,548,015	3,074,069	5,758,792
Long-term financial liabilities from continuing operations (1)	682,625	867,232	1,382,921
Declared distributions per unit.	$0.75	$1.38	$1.44
(1) Includes long-term debt, asset retirement obligation, long-term financial derivative instruments and other long-term liabilities.

Provident Energy 2009 Annual and Fourth Quarter Results

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2009
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$470,769	$305,923	$465,432	$469,359	$1,711,483
Funds flow from continuing operations	$84,281	$48,516	$54,869	$76,340	$264,006
Funds flow from continuing operations per unit - basic and diluted	$0.32	$0.19	0.21	0.29	$1.01
Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75

Provident Upstream
Cash revenue	$72,242	$78,883	$69,208	$57,263	$277,596
Earnings before interest, DD&A, taxes and other non-cash items	$25,119	$33,114	$30,344	$20,416	$108,993
Funds flow from operations	$22,827	$30,022	$28,425	$20,882	$102,156
Net loss	$(38,154)	$(29,885)	$(21,879)	$(20,649)	$(110,567)

Provident Midstream
Cash revenue	$487,820	$314,537	$309,215	$452,176	$1,563,748
Earnings before interest, DD&A, taxes and other non-cash items	$69,927	$24,416	$27,119	$60,855	$182,317
Funds flow from operations	$61,454	$18,494	$26,444	$55,458	$161,850
Net (loss) income	$(2,130)	$(50,176)	$73,542	$311	$21,547

Operating
Oil and gas production
Crude oil (bpd)	10,710	10,035	9,276	5,533	8,875
Natural gas liquids (bpd)	1,138	1,105	1,169	1,072	1,121
Natural gas (mcfd)	76,260	75,735	65,525	60,992	69,575
Oil equivalent (boed)	24,558	23,763	21,366	16,770	21,592

Average selling price net of transportation expense (Cdn$)
Crude oil per bbl	$36.23	$59.03	$62.06	$66.03	$54.15
(before realized financial derivative instruments)
Crude oil per bbl	$42.31	$60.61	$62.56	$66.67	$56.63
(including realized financial derivative instruments)
Natural gas liquids per barrel	$41.13	$38.14	$39.76	$59.25	$44.40
Natural gas per mcf	$4.75	$3.40	$2.90	$4.36	$3.86
(before realized financial derivative instruments)
Natural gas per mcf	$5.26	$3.62	$3.28	$4.54	$4.19
(including realized financial derivative instruments)
Provident Midstream
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528

Provident Energy 2009 Annual and Fourth Quarter Results

Quarterly table

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from continuing operations	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from continuing operations per unit - basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from continuing operations per unit - diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38

Oil and gas production (continuing operations)
Cash revenue	$122,815	$164,442	$158,400	$101,437	$547,094
Earnings before interest, DD&A, taxes and other non-cash items	$75,348	$117,132	$111,256	$49,757	$353,493
Funds flow from operations	$71,142	$112,869	$107,442	$47,187	$338,640
Net income (loss)	$9,591	$28,935	$76,881	$(421,457)	$(306,050)

Provident Midstream
Cash revenue	$641,673	$662,315	$652,753	$513,860	$2,470,601
Earnings before interest, DD&A, taxes and other non-cash items	$75,987	$61,769	$37,339	$37,666	$212,761
Funds flow from operations	$59,252	$52,601	$32,537	$34,592	$178,982
Net income (loss)	$15,516	$(290,230)	$232,966	$359,166	$317,418

Operating
Oil and gas production (continuing operations)
Crude oil (bpd)	12,287	12,494	12,805	12,307	12,473
Natural gas liquids (bpd)	1,307	1,178	1,195	1,134	1,203
Natural gas (mcfd)	83,970	86,130	85,628	80,450	84,039
Oil equivalent (boed)	27,589	28,027	28,271	26,849	27,683

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$75.06	$105.13	$102.66	$47.33	$82.79
(before realized financial derivative instruments)
Crude oil per bbl	$71.54	$98.68	$97.61	$52.71	$80.36
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85	$94.59	$91.72	$47.64	$76.88
Natural gas per mcf	$7.61	$9.98	$8.60	$6.63	$8.23
(before realized financial derivative instruments)
Natural gas per mcf	$7.74	$9.73	$8.45	$6.92	$8.23
(including realized financial derivative instruments)
Provident Midstream
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

Provident Energy 2009 Annual and Fourth Quarter Results

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust.  Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that as of December 31, 2009, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

“Signed”	“Signed”

Thomas W. Buchanan	Mark N. Walker
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 11, 2010

Provident Energy 2009 Annual and Fourth Quarter Results

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements.  Where necessary, the statements include amounts based on management’s informed judgments and estimates.  Financial information in the Annual Report is consistent with that presented in the financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee is composed of three independent directors.  The Audit Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

“Signed”	“Signed”

Thomas W. Buchanan	Mark N. Walker
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 11, 2010

Provident Energy 2009 Annual and Fourth Quarter Results

To the Unitholders of Provident Energy Trust

We have completed integrated audits of Provident Energy Trust’s (the “Trust”) 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated Financial statements

We have audited the accompanying consolidated balance sheets of Provident Energy Trust as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations and accumulated income, comprehensive and accumulated other comprehensive income and cash flows for each of the years then ended.  These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of the Trust’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Provident Energy Trust’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Provident Energy 2009 Annual and Fourth Quarter Results

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
March 11, 2010

Provident Energy 2009 Annual and Fourth Quarter Results